UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **June 30, 2024**.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________.

Commission file number **0-12697**

Dynatronics Corporation

(Exact name of registrant as specified in its charter)

Utah	**87-0398434**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 Trapp Road, Eagan, Minnesota 55121
(Address of principal executive offices, Zip Code)

(801) 568-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Exchange Act:
Common Stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates computed by reference to the price at which the common stock was last sold on December 31, 2023 (the last day of the registrant's most recently completed second fiscal quarter), was approximately $1.8 million.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

As of September 20, 2024, there were 5,896,264 shares of the issuer's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Dynatronics Corporation intends to file such proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after its fiscal year ended June 30, 2024.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including documents incorporated herein by reference, contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include, but are not limited to: any projections of net sales, earnings, or outlook for fiscal year 2025, and other financial items; any statements of the strategies, plans and objectives of management for future operations; expectations in connection with the Company's previously announced business optimization plan; any statements concerning proposed new products or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by their use of such words as "may," "will," "estimate," "intend," "continue," "believe," "expect," or "anticipate" and similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, those that are discussed in "Business" (Part I, Item 1 of this Form 10-K), "Risk Factors" (Part I, Item 1A of this Form 10-K), and throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Form 10-K). Readers are cautioned that actual results could differ materially from the anticipated results or other expectations that are expressed in forward-looking statements within this report. The forward-looking statements included in this report speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. Business

Company Background

Dynatronics Corporation is a leading medical device company committed to providing high-quality restorative products designed to accelerate achieving optimal health. The Company designs, manufactures, and sells a broad range of products for clinical use in physical therapy, rehabilitation, orthopedics, pain management, and athletic training. Through its distribution channels, Dynatronics markets and sells to orthopedists, physical therapists, chiropractors, athletic trainers, sports medicine practitioners, clinics, and hospitals. The Company's products are marketed under a portfolio of high-quality, well-known industry brands including Bird & Cronin, Solaris, Hausmann, PROTEAM, and Mammoth, among others.

Unless the context otherwise requires, all references in this report to "registrant," "we," "us," "our," "Dynatronics," or the "Company" refer to Dynatronics Corporation, a Utah corporation, and our wholly owned subsidiaries. In this report, unless otherwise expressly indicated, references to "dollars" and "$" are to United States dollars.

Business Strategy

Dynatronics is a leading manufacturer of restorative products known for trusted high-quality brands, on-time delivery, and superior customer care. We are executing a strategy to grow our organization organically and through a value-driven acquisition program in order to realize our vision to become the recognized standard in restorative solutions. We intend to provide value to clinicians, investors, and all stakeholders by executing on our core strategy of sustained revenue growth, strong financial performance, and focused business development.

Corporate Information

Dynatronics Corporation is a Utah corporation founded in 1983 as Dynatronics Laser Corporation to acquire our predecessor company, Dynatronics Research Company, which was also a Utah corporation, formed in 1979. Our principal executive offices are located at 1200 Trapp Road, Eagan, Minnesota, 55121, and our telephone number is (801) 568-7000. Our website address is www.dynatronics.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports and documents we file with the Securities and Exchange Commission (or "SEC") are available via a link to the SEC's website www.sec.gov on our website under the "Investors" tab, which directs you to our page at https://investors@dynatronics.com. Available on this website as a portal, investors can find or navigate to pertinent information about us, including copies of the reports described above, as well as other information such as the following:

- Announcements of investor conferences, press releases, and events at which our executives talk about our products and business operations;

- Information about our business strategies, financial results and metrics for investors;

- Press releases on quarterly earnings, product and service announcements, legal developments and other Company news;

- Information and documents related to corporate governance, including our articles of incorporation, bylaws, governance guidelines, Board committee charters, code of conduct and ethics and other governance policies; and

- Other information we may post from time to time.

You may also subscribe to receive Company alerts and information as it becomes available from the Company. The information found on our website and our Investors portal is not part of this or any other report we file with, or furnish to, the SEC. We encourage investors, the media, and others interested in Dynatronics to review the information we post on our website and the social media channels listed on our Investor Relations website.

We operate on a fiscal year ending June 30. For example, reference to fiscal year 2024 refers to the fiscal year ended June 30, 2024. All references to financial statements in this report refer to the consolidated financial statements of our parent company, Dynatronics Corporation, and our wholly-owned subsidiaries, Bird & Cronin, LLC and Hausmann Enterprises, LLC.

Our Products

We sell products that we manufacture or which are manufactured by Dynatronics, its subsidiaries, or contract manufacturers.

We offer a broad range of restorative products for clinical use in physical therapy, rehabilitation, orthopedics, pain management, and athletic training. Our offerings include orthopedic soft bracing and supports, patient care products, treatment tables, rehabilitation equipment, therapeutic modalities, and related supplies.

Our products are used primarily by orthopedists, physical therapists, chiropractors, athletic trainers, sports medicine practitioners, clinics, and hospitals.

Orthopedic Soft Bracing Products

Our orthopedic soft bracing products are designed to accelerate health for patients both pre- and post-surgical intervention, and during fracture recovery, joint stabilization, and ligament injury.

Our Bird & Cronin products include, among others, cervical collars, shoulder immobilizers, arm slings, wrist and elbow supports, abdominal and lumbosacral supports, maternity supports, knee immobilizers and supports, ankle walkers and supports, plantar fasciitis splints, and cold therapy. We continually seek to update our line of soft bracing products.

Physical Therapy and Rehabilitation Products

Our physical therapy and rehabilitation products are designed to accelerate health in a wide range of clinical settings, including physical therapy, rehabilitation, pain management, and athletic training.

Our Solaris, Hausmann, PROTEAM, and Mammoth brands include products for physical therapy, rehabilitation, and athletic training. These products include treatment tables, rehabilitation equipment, therapeutic modalities, and related supplies.

Therapeutic Modalities: We manufacture and distribute a premium line of therapeutic modality devices that include electrotherapy, ultrasound, phototherapy, traction, hot and cold therapy, and electrodes. These modalities can be effective in treating pain, increasing local blood circulation, promoting relaxation of muscle spasms, preventing retardation of disuse atrophy, and accelerating muscle re-education. Our branded line of modalities are well known to clinicians across all of our end-markets.

Treatment Tables, Exercise and Rehabilitation Equipment: We manufacture a premium line of power and manually operated treatment tables, mat platforms, work tables, parallel bars, training stairs, weight racks, and other related equipment. These products are essential to treating patients in a variety of clinical settings.

Supplies: We manufacture and distribute various clinical supplies that include exercise bands and tubing, lotions and gels, orthopedic bracing, paper products, and other related supplies.

Sales Mix among Key Products

No single product accounted for more than 10% of total revenues in fiscal years 2024 or 2023. Sales of product we manufacture or are manufactured by our contract manufacturers represented approximately 98% of total product sales, excluding freight and other revenue, in fiscal years 2024 and 2023.

Patents and Trademarks

Patents. We own a United States patent on our thermoelectric technology that will remain in effect until February 2033. We also hold a United States patent on our combination traction/phototherapy technology that will remain in effect until December 2026, and a United States patent on our phototherapy technology that will remain in effect until August 2025.

Trademarks and Copyrights. We own trademarks used in our business, particularly marks relating to our corporate and product names. United States trademark registrations that are significant to our business include Dynatron®, Dynatron Solaris®, Bird & Cronin®, Hausmann®, and PROTEAM™.,

Federal registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered mark in connection with a similar product in the same channels of trade by any third party anywhere in the United States, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs. We may register additional trademarks in countries where our products are or may be sold in the future. Protection of registered trademarks in some jurisdictions may not be as extensive as the protection provided by registration under U.S. law. Trademark protection continues in some countries so long as the trademark is used, and in other countries, so long as the trademark is registered. Trademark registration is for fixed terms and can be renewed indefinitely. Our print materials are also protected under copyright laws, both in the United States and internationally.

We also claim ownership and protection of certain product names, unregistered trademarks, and service marks under common law. Common law trademark rights do not provide the same level of protection that is afforded by the registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used. We believe these trademarks, whether registered or claimed under common law, constitute valuable assets, adding to recognition of the Company and the effective marketing of our products.

Trade Secrets. We own certain intellectual property, including trade secrets that we seek to protect, in part, through confidentiality agreements with key employees and other parties involved in manufacturing, research, and development. Even where these agreements exist, there can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

We intend to protect our legal rights in our intellectual property by all appropriate legal action. Consequently, we may become involved from time to time in litigation to determine the enforceability, scope, and validity of any of the foregoing proprietary rights. Any litigation related to our intellectual property could result in substantial cost and divert the efforts of management and technical personnel.

Warranty Service

We provide a warranty on all manufactured products for time periods generally ranging in length from 90 days to fifteen years from the date of sale. We service warranty claims on these products at our Utah, New Jersey, and Minnesota sites depending on the product and service required. Our warranty policies are comparable to warranties generally available in the industry. Warranty claims are not material.

Customers and Markets

We sell products to licensed practitioners such as orthopedists, physical therapists, chiropractors, and athletic trainers. Our customers also include professional sports teams and universities, sports medicine specialists, post-acute care facilities, hospitals, clinics, retail distributors and equipment manufacturer ("OEM") partners. We utilize a network of over 300 independent dealers throughout the United States. Most dealers purchase and take title to the products, which they then sell to end users. In addition, we utilize a network of independent sales representatives combined with a small number of targeted direct sales representatives.

We have entered into agreements with independent clinics and hospitals, regional and national chains of physical therapy clinics and hospitals, integrated delivery networks, group purchasing organizations ("GPOs"), and government agencies. We sell products directly to these clinics, hospitals, and groups pursuant to preferred pricing arrangements. In fiscal year 2024, three major customers were responsible for 13.0%, 12.7%, and 12.7% of our total net sales. Two major customers were responsible for 11.6% and 10.4% of our total net sales in fiscal year 2023.

Competition

We do not compete with a single competitor across all of our product lines. Our industry comprises numerous competitors of varying sizes, including personal care companies, branded consumer healthcare companies and private label manufacturers. Information necessary to determine or reasonably estimate our market share or that of any competitor in any of these markets of our highly fragmented industry is not readily available to us.

We compete against various manufacturers and distributors, some of which are larger and more established, and have greater resources available to them, than Dynatronics. Our competitors in soft bracing products are primarily regional manufacturers, as well as several large corporations. Our competitors in treatment tables, exercise and rehabilitation equipment, and related supplies are from several domestic and international manufacturers and distributors.

In the clinical market for therapeutic modality devices, we compete with both domestic and foreign companies. Several of our products are protected by patents or where patents have expired, the proprietary technology on which those patents were based. We believe that the integration of advanced technology in the design of our products has distinguished Dynatronics-branded products in this competitive market. For example, we were the first company to integrate infrared phototherapy as part of a combination therapy device. We believe these factors give us a competitive edge. Our primary domestic competitors in the therapeutic device manufacturing market include four large manufacturers.

Trusted high-quality brands, on-time product delivery, and superior customer care are of key importance for us to remain competitive in this market and to maintain established relationships within our distribution channels.

Manufacturing and Quality Assurance

We produce products at our facilities in Northvale, New Jersey, Eagan, Minnesota, and Cottonwood Heights, Utah. Our products utilize custom components both fashioned internally from sourced raw materials, as well as components purchased from third-party suppliers. All parts and components purchased from third-party suppliers meet established specifications. Trained staff performs all sub-assembly, final assembly and quality assurance testing by following established procedures. Our design and development process ensures that our products meet specified design requirements. We strive to manage the suppliers of components and materials to ensure their quality and availability for our manufacturing teams.

Ascentron manufactures and assembles the Company's electrotherapy products to specifications provided by the Company, and the Company purchases the finished products from Ascentron. The development and manufacture of a portion of our products manufactured to our specifications by Ascentron is subject to rigorous and extensive regulation by the U.S. Food and Drug Administration, or FDA, and international regulatory agencies, as applicable. In compliance with the FDA's Current Good Manufacturing Practices, or cGMP, and standards established by the International Organization for Standardization, or ISO, we have developed a comprehensive quality system that processes customer feedback and analyzes product performance trends. Conducting prompt reviews of timely information allows us to respond to customer needs to enhance quality performance of the devices we produce.

Our Utah facility holds certification to ISO 13485:2016. Applicable quality systems enhance our ability to provide products and services that meet the expectations of our customers.

Regulatory Matters

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by numerous international, national and local governmental agencies in the United States and other countries. In the United States, the FDA regulates some of our products pursuant to the Medical Device Amendment of the Food, Drug, and Cosmetic Act, or FD&C Act, and regulations promulgated under the FD&C Act. Advertising and other forms of promotion (including claims) and methods of marketing of the products are subject to regulation by the FDA and by the Federal Trade Commission, or FTC, under the Federal Trade Commission Act, as applicable.

As a medical device manufacturer, we are required to register with the FDA and are subject to inspection for compliance with the FDA's Quality Systems Regulations, as applicable. These regulations require us to manufacture our products and maintain related documents in a prescribed manner with respect to manufacturing, testing, and control activities. Further, we are required to comply with various FDA requirements for reportable events involving our devices. The FD&C Act and its medical device reporting regulations require us to provide information to the FDA if allegations are made that one of our products has caused or contributed to a death or serious injury, or if a malfunction of a product would likely cause or contribute to death or serious injury. The FDA also prohibits an approved device from being marketed for unapproved uses. All of our therapeutic treatment devices, as currently designed, are cleared for marketing under section 510(k) of the Medical Device Amendment to the FD&C Act, or are considered 510(k) exempt. If a device is subject to section 510(k) clearance requirements, the FDA must receive pre-market notification from the manufacturer of its intent to market the device. The FDA must find that the device is substantially equivalent to a legally marketed predicate device before the agency will clear the new device for marketing.

We intend to continuously improve our products after they have been introduced into the market. Certain modifications to our marketed devices may require a pre-market notification and clearance before the changed device may be marketed, if the change or modification could significantly affect safety and/or effectiveness. As appropriate, we may therefore submit future 510(k) notifications to the FDA. No assurance can be given that clearance or approval of such new applications will be granted by the FDA on a timely basis, or at all. Furthermore, we may be required to submit extensive pre-clinical and clinical data depending on the nature of the product changes. All of our devices, unless specifically exempted by regulation, are subject to the FD&C Act's general controls, which include, among other things, registration and listing, adherence to the Quality System Regulation requirements for manufacturing, medical device reporting and the potential for voluntary and mandatory recalls described above.

In March 2010, the Patient Protection and Affordable Care Act, known as the Affordable Care Act, and the Health Care and Education Reconciliation Act of 2010 were signed into law. The passage of the Affordable Care Act imposed new reporting and disclosure requirements for device manufacturers with regard to payments or other transfers of value made to certain healthcare providers. Specifically, any transfer of value exceeding $10 in a single transfer or cumulative transfers over a one-year period exceeding $100 to any statutorily defined practitioner (primarily physicians, podiatrists, and chiropractors) must be reported to the federal government by March 31st of each year for the prior calendar year. The data is assembled and posted to a publicly accessible website by September 30th following the March 31st reporting date. If we fail to provide these reports, or if the reports we provide are not accurate, we could be subject to significant penalties. Several states have adopted similar reporting requirements. We believe we are in compliance with the Affordable Care Act and we have systems in place designed to achieve continued compliance.

In March 2017, the FDA published guidance relating to Class II devices that would no longer be required to submit a pre-market notification (510(k)). This list was finalized in the Federal Register on July 11, 2017. Among the Class II devices exempted by this determination are some phototherapy devices such as those manufactured by us. That guidance indicates that such devices are considered safe and effective without adding the burden of a pre-market approval by the FDA. While this change diminishes the regulatory burden for such products, it also lowers the barriers to entry for competitive products. We view this change as generally positive for us and our ability to leverage existing technology competencies in this segment.

Failure to comply with applicable FDA regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Any such action by the FDA could materially adversely affect our ability to successfully market our products. Our Utah, Minnesota, and New Jersey facilities are subject to periodic inspection by the FDA for compliance with the FDA's cGMP and other requirements, including appropriate reporting regulations and various requirements for labeling and promotion.

Advertising of our products is subject to regulation by the FTC under the FTC Act, as applicable. Section 5 of the FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Section 12 of the FTC Act provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to, among other things, drugs, cosmetics, devices or foods, is an unfair or deceptive act or practice. Pursuant to this FTC requirement, we are required to have adequate substantiation for all advertising claims made about our products. The type of substantiation required depends upon the product claims made.

If the FTC has reason to believe the law is being violated (e.g., a manufacturer or distributor does not possess adequate substantiation for product claims), it can initiate an enforcement action. The FTC has a variety of administrative and judicial processes and remedies available to it for enforcement, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, and divestiture of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of such orders could result in substantial financial or other penalties. Any such action against us by the FTC could materially and adversely affect our ability to successfully market our products.

From time to time, legislation is introduced in the Congress of the United States or in state legislatures that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of medical devices and products like those we manufacture. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance, or interpretations will be changed, and what the impact of such changes, if any, may be on our business and our results of operations. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, domestically or internationally, would have on our business in the future. They could include, however, the recall or discontinuance of certain products, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and additional scientific substantiation. The necessity of complying with any or all such requirements could have a material adverse effect on our business, results of operations or financial condition.

The Food and Drug Administration Amendments Act of 2007 and the Food and Drug Administration Safety and Innovation Act of 2012 amended the FD&C Act to require the FDA to promulgate regulations to implement a unique device identification ("UDI") system. The UDI rule phased in the implementation of the UDI regulations, generally beginning with the highest-risk devices (i.e., Class III medical devices) and ending with the lowest-risk devices. Most compliance dates were reached as of September 24, 2018, with a final set of requirements for low-risk devices being reached on September 24, 2022 (extended to December 8, 2022). The UDI regulations require "labelers" to include unique device identifiers ("UDIs"), with a content and format prescribed by the FDA and issued under a system operated by an FDA-accredited issuing agency, on the labels and packages of medical devices, and to directly mark certain devices with UDIs. The UDI regulations also require labelers to submit certain information concerning UDI-labeled devices to the FDA, much of which information is publicly available on an FDA database, the Global Unique Device Identification Database. The UDI regulations and subsequent FDA guidance regarding the UDI requirements provide for certain exceptions, alternatives and time extensions. For example, the UDI regulations include a general exception for Class I devices exempt from the Quality System Regulation (other than record-keeping and complaint files). Regulated labelers include entities such as device manufacturers, repackagers, reprocessors and relabelers that cause a device's label to be applied or modified, with the intent that the device will be commercially distributed without any subsequent replacement or modification of the label.

In addition to compliance with FDA rules and regulations, we are also required to comply with international regulatory laws or other regulatory schemes used by other countries in which we choose to do business. Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company's business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us. We believe all of our present products are in compliance in all material respects with all applicable performance standards in countries where the products are sold.

Foreign Government Regulation

Although it is not a current focus, we may expand our activities to market our products in select international markets in the future. The regulatory requirements for our products vary from country to country. Some countries impose product standards, packaging requirements, labeling requirements and import restrictions on some of the products we manufacture and distribute. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject us to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Environment

Environmental regulations and the cost of compliance with them are not material to our business. Numerous federal, state and local laws regulate the sale of products containing certain identified ingredients that may impact human health and the environment. For instance, California has enacted Proposition 65, which requires the disclosure of specified listed ingredient chemicals on the labels of products sold in that state and the use of warning labels when such ingredients may be found. We believe we are compliant with such regulations.

Seasonality

Our business is affected by some seasonality, which could result in fluctuation in our operating results. Sales are typically higher in our first and fourth fiscal quarters (the summer and spring months), while sales in our second and third fiscal quarters are generally lower (the fall and winter months). Therefore, our quarterly operating results are not necessarily indicative of operating results for the entire year, and historical operating results in a quarterly or annual period are not necessarily indicative of future operating results.

Employees

As of June 30, 2024, we employed 112 people, of which 111 were employed on a full-time basis. Certain of our employees (41 individuals) are subject to a collective bargaining agreement scheduled to expire in February 2025. We believe our labor relations with both union and non-union employees are satisfactory.

Item 1A. Risk Factors

In addition to the risks described elsewhere in this report and in certain of our other filings with the SEC, we have identified the following risks and uncertainties, among others, as risks that could cause our actual results to differ materially from those contemplated by us or by any forward-looking statement contained in this report. You should consider the following risk factors, in addition to the information presented elsewhere in this report, particularly under the heading "Cautionary Note Regarding Forward-Looking Statements," on page 2 of this report, and statements and disclosures contained in the sections "Part I, Item 1. Business," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as in the filings we make from time to time with the SEC, in evaluating us, our business and an investment in our securities. The fact that some of these risk factors may be the same or similar to those that we have included in other reports that we have filed with the SEC in past periods means only that the risks are present in multiple periods. We believe that many of the risks that are described here are part of doing business in the industry in which we operate and will likely be present in all periods. The fact that certain risks are endemic to the industry does not lessen their significance.

Risks Related to Our Business and Industry

We expect to rely on third-party manufacturers and will be dependent on their quality and effectiveness. Our electrotherapy products require precise, high-quality manufacturing. The failure to achieve and maintain high manufacturing standards, including failure to detect or control unexpected events or unanticipated manufacturing errors, or the frequent occurrence of such errors, could result in patient injury or death, delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals and other problems that could seriously hurt our business. Third party manufacturers can encounter difficulties involving manufacturing processes, facilities, operations, production yields, quality control, compliance, and shortages of qualified personnel.

If for any reason our third-party manufacturer is unable or unwilling to perform, we may not be able to terminate our agreements with them, and we may not be able to locate alternative manufacturers or enter into favorable agreements with them, nor can we be certain that any such third-parties will have the manufacturing capacity to meet future requirements. If these manufacturers, or any alternate manufacturer, experience any significant difficulties in their respective manufacturing processes for our electrotherapy products, or should these manufacturers cease doing business with us, we could experience significant interruptions in the supply of our electrotherapy products or may not be able to create a supply of our electrotherapy products at all. Were we to encounter manufacturing issues, our ability to produce a sufficient supply of our electrotherapy products might be negatively affected. Our inability to coordinate the efforts of our third-party manufacturer, or the lack of capacity available at our third-party manufacturer, could impair our ability to supply our electrotherapy products at required levels.

We cannot guarantee our manufacturing and assembly partners will be able to manufacture our electrotherapy products at commercial scale on a cost-effective basis. If the commercial-scale manufacturing costs of our electrotherapy products are higher than expected, these costs may significantly impact our operating results.

Disruption of our supply chain could have an adverse impact on our business, financial condition, and results of operations. Our ability to make, move, and sell our products is critical to our success. Damage or disruption to our supply chain, including third-party manufacturing, assembly or transportation and distribution capabilities, due to weather, including any potential effects of climate change, natural disaster, fire or explosion, terrorism, pandemics (such as the COVID-19 pandemic), strikes, government action, or other reasons beyond our control or the control of our suppliers and business partners, could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single supplier or location, could adversely affect our business or financial results. In addition, disputes with significant suppliers, including disputes regarding pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our product sales, financial condition, and results of operations.

Inflation and price fluctuations of raw materials, energy and other inputs could adversely affect our business. As a manufacturer, our sales and profitability are dependent on the availability and cost of raw materials and labor and other inputs, including energy. All of the raw materials we use are purchased from third parties. Prices for these raw materials are subject to substantial fluctuations that are beyond our control due to factors such as changing economic conditions, pandemics, such as COVID-19, currency and commodity price fluctuations, resource availability, transportation costs, weather conditions and natural disasters, geopolitical risks, including war (such as the Russia-Ukraine conflict) and instability, and other factors impacting supply and demand pressures.

While we have largely been able to successfully manage through these supply disruptions and related price volatility, there is no assurance we will be able to successfully navigate through any ongoing and future disruptions. Increases in costs and disruptions in supply can have an adverse effect on our business and financial results. Although we seek to mitigate these risks through various strategies, including by entering into contracts with certain customers which permit certain price adjustments to reflect increased raw material costs or by otherwise seeking to increase our prices to offset increases in raw material costs and seeking alternative sources of supply for key raw materials, there is no guarantee that we will be able to anticipate or mitigate commodity and input price movements or mitigate supply disruptions. In addition, there may be delays in adjusting prices to correspond with underlying raw material costs and corresponding impacts on our working capital and any failure to anticipate or mitigate against such movements could have an adverse effect on our business, financial condition, results of operations, or cash flows, which effect may be material.

We are currently operating in a period of economic uncertainty, which has been significantly impacted by geopolitical instability due to the ongoing conflicts in Ukraine and in the Middle East and heightened tensions resulting from recent attacks on shipping vessels in the Red Sea. Our business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy from any geopolitical tensions.

Although our business has not been materially impacted by the ongoing military conflicts to date, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 10-K.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could significantly disrupt our manufacturing and impact our operating results. Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. We have implemented guidelines and redundancies to promote employee health and wellness in order to meet our obligations as a manufacturer and infrastructure provider. If our employee health and wellness activities are not fully successful, it could have a material effect on our ability to manufacture products in required quantities. We are closely monitoring the developments and continually assessing the potential impact on our business. Any prolonged disruption to our suppliers, our manufacturing, or our customers could negatively impact our sales, operating results, collection of receivables, and valuation of inventory.

Any current or future outbreak of a health epidemic or other adverse public health developments could disrupt our manufacturing and supply chain, and adversely affect our business and operating results. Our business could be adversely affected by the effects of health epidemics. For example, our materials suppliers could be disrupted by conditions related to epidemics, possibly resulting in disruption to our supply chain. If our suppliers are unable or fail to fulfill their obligations to us for any reason, we may not be able to manufacture our products and satisfy customer demand or our obligations under sales agreements in a timely manner, and our business could be harmed as a result. In addition, a significant health epidemic could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products, which could have a material adverse effect on our business, operating results and financial condition.

We have a history of losses, and we may not sustain profitability in the future. Although we had net income in fiscal year 2021, we have incurred net losses for 12 of the 13 previous fiscal years. We cannot predict when we will again achieve profitable operations or that we will not require additional financing to fulfill our business objectives. We may not be able to increase revenue in future periods, and our revenue could decline or grow more slowly than we expect. We may incur significant losses in the future for many reasons, including due to the risks described in this report.

We may need additional funding and may be unable to raise additional capital when needed, which could adversely affect our results of operations and financial condition. In the future, we may require additional capital to pursue business opportunities or acquisitions or respond to challenges and unforeseen circumstances. We may also decide to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to secure additional debt or equity financing in a timely manner, on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Failure to obtain additional financing when needed or on acceptable terms would have a material adverse effect on our business operations.

Our inability to successfully manage growth through acquisitions, and the integration of acquired businesses, products or technologies may present significant challenges and could harm our operating results. Our business plan includes the acquisition of other businesses, products, and technologies. In the future we expect to acquire or invest in businesses, products or technologies that we believe could complement our existing product lines, expand our customer base and operations, and enhance our technical capabilities or otherwise offer growth or cost-saving opportunities. As we grow through acquisitions, we face additional challenges of integrating the operations, personnel, culture, information management systems and other characteristics of the acquired entity with our own. Efforts to integrate future acquisitions may be hampered by delays, the loss of certain employees, changes in management, suppliers or customers, proceedings resulting from employment terminations, culture clashes, unbudgeted costs, and other issues, which may occur at levels that are more severe or prolonged than anticipated. If we identify an appropriate acquisition candidate, we may not be successful in negotiating favorable terms of the acquisition, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

We have incurred, and will likely continue to incur, expenses in connection with negotiating and consummating acquisitions. We may not achieve the synergies or other benefits we expected to achieve. And we may incur write-downs, impairment charges or unforeseen liabilities, all of which could negatively affect our operating results or financial position or could otherwise harm our business. If we finance acquisitions by issuing convertible debt or equity securities, the ownership interest of our existing shareholders may be significantly diluted, which could adversely affect the market price of our stock. Further, contemplating, investigating, negotiating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters that are important to our existing business.

If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our third party distributors and dealers fail to commit sufficient time and effort or are otherwise ineffective in selling our products, our results of operations and future growth could be adversely impacted. The sale and distribution of certain of our products depend, in part, on our relationships with a network of third-party distributors and dealers. These third-party distributors and dealers maintain the customer relationships with the hospitals, clinics, orthopedists, physical therapists and other healthcare professionals that purchase, use and recommend the use of our products. Although our internal sales staff trains and manages these third-party distributors and dealers, we do not control or directly monitor the efforts that they make to sell our products. In addition, some of the dealers that we use to sell our products also sell products that directly compete with our core product offerings. These dealers may not dedicate the necessary effort to market and sell our products. If we fail to attract and maintain relationships with third-party distributors and dealers or fail to adequately train and monitor the efforts of the third-party distributors and dealers that market and sell our products, or if our existing third-party distributors and dealers choose not to carry our products, our results of operations and future growth could be adversely affected.

Healthcare reform in the United States has had and is expected to continue to have a significant effect on our business and on our ability to expand and grow our business. The Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, significantly expanded health insurance coverage to uninsured Americans and changed the way health care is financed by both governmental and private payers. These provisions may be modified, repealed, or otherwise invalidated, in whole or in part. Future rulemaking could affect rebates, prices or the rate of price increases for health care products and services, or required reporting and disclosure. We cannot predict the timing or impact of any future rulemaking or changes in the law.

Our products are regulated by numerous government agencies, both inside and outside the United States. The impact of this factor on us is direct, to the extent we are subject to these laws and regulations, and indirect in that in a number of situations, even though we may not be directly regulated by specific healthcare laws and regulations, our products must be capable of being used by our customers in a manner that complies with those laws and regulations. The manufacture, distribution, marketing, and use of some of our products are subject to extensive regulation and increased scrutiny by the FDA and other regulatory authorities globally. Any new Class II product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities. Changes to current Class II products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and marketing clearances are not certain. Our facilities must be registered prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales. The requirements of regulatory authorities, including interpretative guidance, are subject to change and compliance with additional or changing requirements or interpretative guidance may subject us or our products to further review, result in product launch delays or otherwise increase our costs.

Changing market patterns may affect demand for our products. Increasingly, medical markets are moving toward evidence-based practices. Such a move could shrink demand for products we offer if it is deemed there is inadequate evidence to support the efficacy of the products. Likewise, to achieve market acceptance in such environments may require expenditure of funds to do clinical research that may or may not prove adequate efficacy to satisfy all customers.

The cost of healthcare has risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators and third-party payers to curb these costs have resulted in a consolidation trend in the restorative products industry as well as among our customers, including healthcare providers. These conditions could result in greater pricing pressures and limitations on our ability to sell to important market segments, such as group purchasing organizations, integrated delivery networks and large single accounts. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances which may exert further downward pressure on the prices of our products and adversely impact our business, financial condition and results of operations.

The sale, marketing, and pricing of our products, and relationships with healthcare providers are under increased scrutiny by federal, state, and foreign government agencies. Compliance with anti-kickback statutes, false claims laws, the FD&C Act (including as these laws relate to off-label promotion of products), and other healthcare related laws, as well as competition, data and patient privacy, and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including the FDA, the Office of Inspector General ("OIG"), the Department of Justice ("DOJ") and the FTC. The DOJ and the SEC have increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act ("FCPA") described below under "*Our commercial activities internationally are subject to special risks associated with doing business in environments that present a heightened corruption and trade sanctions risk.*" The laws and standards governing the promotion, sale, and reimbursement related to our products and laws and regulations governing our relationships with healthcare providers and governments can be complicated, are subject to frequent change and may be violated unknowingly. Violations or allegations of violations of these laws may result in large civil and criminal penalties, debarment from participating in government programs, diversion of management time, attention and resources and may otherwise have an adverse effect on our business, financial condition and results of operations. In the event of a violation, or the allegation of a violation of these laws, we may incur substantial costs associated with compliance or to alter one or more of our sales and marketing practices and we may be subject to enforcement actions which could adversely affect our business, financial condition and results of operations.

Our commercial activities internationally are subject to special risks associated with doing business in environments and jurisdictions that present a heightened corruption and trade sanctions risk. We operate our business and market and sell products internationally, including in countries in Asia, Latin America, and the Middle East, which may be considered business environments that pose a relatively higher risk of corruption than the United States, and therefore present greater political, economic and operational risk to us, including an increased risk of trade sanction violations. In addition, there are numerous risks inherent in conducting our business internationally, including, but not limited to, potential instability in international markets, changes in regulatory requirements applicable to international operations, currency fluctuations in foreign countries, political, economic and social conditions in foreign countries and complex U.S. and foreign laws and treaties, including tax laws, the FCPA, and the Bribery Act of 2010 ("U.K. Anti-Bribery Act"). The FCPA prohibits U.S.-based companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. The FCPA also imposes recordkeeping and internal controls requirements on public companies in the U.S. The U.K. Anti-Bribery Act prohibits both domestic and international bribery as well as bribery across both public and private sectors. In recent years, the number of investigations and other enforcement activities under these laws has increased. As we expand our business to include pursuit of opportunities in certain parts of the world that experience government corruption, in certain circumstances compliance with anti-bribery laws may conflict with local customs and practices. Our policies mandate compliance with all applicable anti-bribery laws. Further, we require our partners, subcontractors, agents and others who work for us or on our behalf to comply with these and other anti-bribery laws. If we fail to enforce our policies and procedures properly or maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. In the event that we believe or have reason to believe that our employees have or may have violated applicable anti-corruption laws, including the FCPA, trade sanctions or other laws or regulations, we are required to investigate or have outside counsel investigate the relevant facts and circumstances, and if violations are found or suspected, could face civil and criminal penalties, and significant costs for investigations, litigation, settlements and judgments, which in turn could have a material adverse effect on our business.

If significant tariffs or other restrictions are placed on imports or any related counter-measures are taken by foreign countries, our revenue and results of operations may be materially harmed. Potential changes in international trade relations between the United States and other countries could have a material adverse effect on our business. There is currently significant uncertainty about the future relationship between the United States and various other countries, with respect to trade policies, treaties, government regulations and tariffs. The U.S. government has adopted a new approach to trade policy including in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed tariffs on certain foreign goods. These measures may materially increase costs for goods imported into the United States. This in turn could require us to materially increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any tariffs, quotas or duties result in lowering our margin on products sold. Changes in U.S. trade policy have resulted in, and could result in more, U.S. trading partners adopting responsive trade policies, including imposition of increased tariffs, quotas or duties, making it more difficult or costly for us to export our products to those countries. The implementation of a border tax, tariff or higher customs duties on our products manufactured abroad or components that we import into the U.S., or any potential corresponding actions by other countries in which we do business, could negatively impact our financial performance.

If we fail to obtain regulatory approval in foreign jurisdictions, then we cannot market our products in those jurisdictions. We sell some of our products in foreign jurisdictions. Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ. As an example, companies are now required to obtain a CE Mark, which shows conformance with the requirements of applicable European Conformity directives, prior to the sale of some medical devices within the European Union. Some of our current products that require CE Markings have them and it is anticipated that additional and future products may require them as well. We may be required to conduct additional testing or to provide additional information, resulting in additional expenses, to obtain necessary approvals. If we fail to obtain approval in such foreign jurisdictions, we would not be able to sell our products in such jurisdictions, thereby reducing the potential revenue from the sale of our products.

We store, process, and use data, some of which contain personal information and are subject to complex and evolving laws and regulations regarding privacy, data protection and other matters, which are subject to change. Some of the data we store, process, and use, contains personal information, subjecting us to a variety of laws and regulations in the United States and other countries with respect to privacy, rights of publicity, data protection, content, protection of minors, and consumer protection. These laws can be particularly restrictive. Both in the United States and abroad, these laws and regulations are evolving and remain subject to change. Several proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly affect our business. A number of states have enacted laws or are considering the enactment of laws governing the release of credit card or other personal information received from consumers:

- California has enacted legislation, the California Consumer Privacy Act ("CCPA") that, among other things, requires covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA went into effect on January 1, 2020.

- The EU General Data Protection Regulation ("GDPR"), effective May 2018, establishes new requirements applicable to the processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), affords new data protection rights to individuals, and imposes penalties for serious data breaches. Individuals also have a right to compensation under GDPR for financial or non-financial losses. GDPR has imposed additional responsibility and liability in relation to our processing of personal data in the EU. GDPR has also required us to change our various policies and procedures in the EU and, if we are not compliant, could materially adversely affect our business, results of operations and financial condition.

- Canada's Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use, and disclose personal information in the course of commercial activities.

- In November 2016, the Standing Committee of China's National People's Congress passed its Cybersecurity Law ("CSL"), which took effect in June 2017. The CSL is the first Chinese law that systematically lays out regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny.

The costs of compliance with, and other burdens imposed by, the GDPR, CSL and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business, operating results and financial condition. Foreign governments also may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. In addition, the application and interpretation of these laws and regulations are often uncertain and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in sales, any of which could materially adversely affect our business, results of operations and financial condition. We cannot assure you that the privacy policies and other statements regarding our practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information. Whether and how existing local and international privacy and consumer protection laws in various jurisdictions apply to the internet and other online technologies is still uncertain and may take years to resolve. Privacy laws and regulations, if drafted or interpreted broadly, could be deemed to apply to the technology we use and could restrict our information collection methods or decrease the amount and utility of the information that we would be permitted to collect. A determination by a court or government agency of a failure, or perceived failure, by us, the third parties with whom we work or our products and services to protect employee, applicant, vendor, website visitor or customer personal data (including as a result of a breach by or of a third-party provider) or to comply with any privacy-related laws, government regulations or directives or industry self-regulatory principles or our posted privacy policies could result in damage to our reputation, legal proceedings or actions against us by governmental entities or otherwise, which could have an adverse effect on our business. In addition, concerns about our practices with regard to the collection, use, disclosure, or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business. We have and post on our website our own privacy policy and cookie statement concerning the collection, use and disclosure of user personal data.

Market access could be a limiting factor in our growth. The emergence of GPO's that control a significant amount of product flow to hospitals and other acute care customers may limit our ability to grow in the acute care space. GPO's issue contracts to manufacturers approximately every three years through a bidding process. We have been relatively unsuccessful in landing any significant GPO contracts. The process for being placed on contract with a GPO is rigorous and non-transparent.

A significant percentage of our workforce is subject to a collective bargaining agreement. Approximately 46% of our workforce is subject to a collective bargaining agreement, which is subject to negotiation and renewal every three years. The current agreement is scheduled to expire in February 2025. Our inability to negotiate the renewal of this collective bargaining agreement, or any prolonged work stoppages, could have a material adverse effect on our business, results of operations, financial condition and cash flows. We cannot ensure that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor, or that a breakdown in such negotiations will not result in the disruption of our operations. In addition, employees who are not currently represented by labor unions may seek representation in the future. Although we have generally enjoyed good relations with both our union and non-union employees, if we are subject to labor actions, we may experience an adverse impact on our operating results.

We rely on a combination of patents, trade secrets, and nondisclosure and non-competition agreements to protect our proprietary intellectual property, and we will continue to do so. While we intend to defend against any threats to our intellectual property, these patents, trade secrets, or other agreements may not adequately protect our intellectual property. Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and the required licenses may not be available on reasonable terms or at all. We also rely on nondisclosure and non-competition agreements with certain employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. We cannot be certain that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.

Certain of the products we sell are subject to market and technological obsolescence. We currently offer approximately 2,500 products or variations of products. If our customers discontinue purchasing a given product, we might have to record expense related to the diminution in value of inventories we have in stock, and depending on the magnitude, that expense could adversely impact our operating results. From time to time, our customers discontinue purchasing our products and may do so at any time. We may be unable to effectively develop and market products against the products of our competitors in a highly competitive industry. Our present or future products could be rendered obsolete or uneconomical by technological advances by our competitors. Competitive factors include price, customer service, technology, innovation, quality, reputation and reliability. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than us or be more successful in attracting potential customers, employees and strategic partners. Given these factors, we cannot guarantee that we will be able to continue our level of success in the industry.

We are dependent on a limited number of third-party suppliers for components and raw materials and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials that meet our quality and other requirements, could harm our business. We rely on third-party suppliers to provide components for our products, manufacture products that we do not manufacture ourselves and perform services that we do not provide ourselves, including package-delivery services. Because these suppliers are independent third parties with their own financial objectives, actions taken by them could have a materially adverse effect on our results of operations. The risks of relying on suppliers include our inability to enter into contracts with such suppliers on reasonable terms, breach, or termination by suppliers of their contractual obligations, inconsistent or inadequate quality control, relocation of supplier facilities, and disruption to suppliers' business, including work stoppages, suppliers' failure to comply with complex and changing regulations, and third-party financial failure. Any problems with our suppliers and associated disruptions to our supply chain could materially negatively impact our ability to supply the market, substantially decrease sales, lead to higher costs, or damage our reputation with our customers, and any longer-term disruptions could potentially result in the permanent loss of our customers, which could reduce our recurring revenues and long-term profitability. Disruption to our supply chain could occur as a result of any number of events, including, but not limited to, increases in wages that drive up prices; the imposition of regulations, trade protection measures, tariffs, duties, import/export restrictions, quotas or embargoes on key components; labor stoppages; transportation failures affecting the supply and shipment of materials and finished goods; the unavailability of raw materials; severe weather conditions; natural disasters; civil unrest, geopolitical developments, war or terrorism; computer viruses, physical or electronic breaches, or other information system disruptions or security breaches; and disruptions in utility and other services.

We may be adversely affected by product liability claims, unfavorable court decisions or legal settlements. Our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. We maintain product liability insurance coverage which we deem to be adequate based on historical experience; however, there can be no assurance that coverage will be available for such risks in the future or that, if available, it would prove sufficient to cover potential claims or that the present amount of insurance can be maintained in force at an acceptable cost. In addition, we may incur significant legal expenses regardless of whether we are found to be liable. Furthermore, the assertion of such claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business reputation and results of operations.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling certain of our products. The medical device industry is characterized by extensive intellectual property litigation and, from time to time, we are the subject of claims by third parties of potential infringement or misappropriation. Regardless of outcome, such claims are expensive to defend and divert the time and effort of management and operating personnel from other business issues. A successful claim or claims of patent or other intellectual property infringement against us could result in our payment of significant monetary damages and/or royalty payments or negatively impact our ability to sell current or future products in the affected category.

Covenants in our loan documents may restrict our business and operations and if we cannot satisfy our covenants, our financial condition and results of operations could be adversely affected. On August 1, 2023, we entered into a Loan and Security Agreement (the "Loan Agreement") with Gibraltar Business Capital, LLC ("Lender"), to provide asset-based financing to be used for operating capital. Amounts available under the Loan Agreement are subject to a borrowing base calculation of up to a maximum availability of $7,500,000. The Loan Agreement contains certain affirmative, operating and financial covenants. These covenants could adversely affect our ability to operate our business, our liquidity or our results of operations. Our inability to comply with any of these covenants could result in a default, which could result in an increase to the applicable interest rate on all amounts borrowed, together with accrued interest and other fees, and could cause all amounts borrowed to become due and payable and could limit our ability to make future draws. If our indebtedness under the Loan Agreement were to be accelerated, we may not have sufficient cash available to repay the amounts due, and we may be forced to seek an amendment to the applicable loan terms or obtain alternative financing, which may not be available to us on acceptable terms, if at all. In addition, if we are unable to repay outstanding borrowings when due or upon an event of default, Lender would also have the right to proceed against the collateral granted to secure the indebtedness under the Loan Agreement. If Lender were to proceed against the collateral, any assets seized would no longer be available for use in our business, which would have a significant adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market segment, face competition from large, well-established medical device companies with significant resources, and may not be able to compete effectively. The market in which we operate is highly competitive, subject to rapid technological change and affected by new products and market activities of industry participants. Our competitors include large and well-capitalized companies such as Enovis and Ossur. Several of our competitors enjoy competitive advantages over us, including:

- more established relationships with customers, distribution networks and healthcare payers;
- broader product offerings and intellectual property portfolios;
- better name recognition, and more recognizable product trademarks;
- greater resources for product research and development, clinical data, patent litigation, and launching, marketing, distributing and selling our products; and
- greater experience in obtaining and maintaining FDA and other regulatory clearances or approvals for products and product enhancements.

Our current competitors or new industry participants may at any time develop alternative treatments, products or procedures that compete directly or indirectly with our products, including ones that may be superior to our products. Additionally, our competitors have and may in the future consolidate or acquire one or more of our customers or our customers may and have acquire(d) one of our competitors. For these reasons, we may not be able to compete successfully against our existing or future competitors. The impacts from the actions of our competitors could lead us to further modify our strategy, lower our prices or increase our sales commissions, and could have a significant adverse effect on our business, financial condition and results of operations.

We are dependent on our senior management team, sales and marketing team, engineering team and other qualified personnel, and the loss of any of them could harm our business. Our continued success depends in part upon the continued availability and contributions of our senior management, sales and marketing team, engineering team and other qualified personnel. We compete for personnel with other companies and organizations, many of which have greater name recognition and resources than we do. Changes to our senior management team, sales and marketing team and engineering team and/or our inability to attract or retain other qualified personnel could have a significant adverse effect on our business, financial condition and results of operations.

Failures in, material damage to, or interruptions in our information technology systems, software or websites, including as a result of cyber-attacks, and difficulties in updating our existing software or developing or implementing new software, could have a material adverse effect on our business or results of operations. We depend increasingly on our information technology systems in the conduct of our business. For example, we own, license or otherwise contract for sophisticated technology and systems to do business online with customers, including for order entry and fulfillment, processing and payment, product shipping and product returns. We also maintain internal and external communications, product inventory, supply, production and enterprise management, and personnel information on information systems. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural and man-made disasters. In particular, from time to time we and third parties who provide services for us experience cyber-attacks, attempted breaches of our or their information technology systems and networks or similar events, which could result in a loss of sensitive business or customer information, systems interruption or the disruption of our operations. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time, and accordingly we may be unable to anticipate and prevent all data security incidents. Like many businesses, our systems come under frequent attack from third parties. We are required to expend capital and other resources to protect against such cyber-attacks and potential security breaches or to alleviate problems caused by such potential breaches or attacks. Despite the constant monitoring of our technology systems and hiring of specialized third parties to identify and address any vulnerabilities through implementation of multi-tiered network security measures, it is possible that computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted. As a result, we could experience significant disruptions of our operations and incur significant expenses addressing problems created by these breaches. Such unauthorized access could disrupt our business and could result in a loss of revenue or assets and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Although we maintain cyber liability insurance that provides liability and insurance coverages, subject to limitations and conditions of the policies, our insurance may not be sufficient to protect against all losses or costs related to any future breaches of our systems.

Risks Related to Our Common Stock

A decline in the price of our common stock could affect our ability to raise working capital and adversely impact our operations. Our operating results, including components of operating results such as gross margin and cost of product sales, may fluctuate from time to time, and such fluctuations could adversely affect our stock price. Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. The market price for our common stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, could materially adversely affect the market price of our common stock. A prolonged decline in the price of our common stock for any reason could result in a reduction in our ability to raise capital.

Our stock price has been volatile and we expect that it will continue to be volatile. For example, during the year ended June 30, 2024, the selling price of our common stock ranged from a high of $0.91 to a low of $0.25. The volatility of our stock price can be due to many factors, including:

- quarterly variations in our operating results;

- changes in the market's expectations about our operating results;

- failure of our operating results to meet the expectation of securities analysts or investors in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning us or the healthcare industry in general;

- strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

- operating and stock price performance of other companies that investors deem comparable to us;

- news reports relating to trends in our markets;

- changes in laws and regulations affecting our business;

- material announcements by us or our competitors;

- material announcements by the manufacturers and suppliers we use;

- sales of substantial amounts of our common stock by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

- general economic and political conditions such as trade wars and tariffs, recession, and acts of war or terrorism.

Investors in our securities may experience substantial dilution upon the conversion of preferred stock to common, exercise of stock options and warrants, future issuances of stock, grants of restricted stock and the issuance of stock in connection with acquisitions of other companies. Our articles of incorporation authorize the issuance of up to 100,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Board of Directors has the authority to issue additional shares of common and preferred stock up to the authorized capital stated in the articles of incorporation. The Board may choose to issue some or all of such shares of common or preferred stock to acquire one or more businesses or to provide additional financing in the future. As of June 30, 2024, we had outstanding a total of 1,992,000 shares of Series A 8% Convertible Preferred Stock (the "Series A Preferred"), and 1,359,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred"). The Series A Preferred and Series B Preferred shares are convertible into a total of 670,200 shares of common stock. The conversion of these outstanding shares of preferred stock would result in substantial dilution to our common shareholders. In addition, from time to time, we have issued and we expect we will continue to issue stock options or restricted stock grants or similar awards to employees, officers, and directors pursuant to our equity incentive award plans. Investors in our equity securities may expect to experience dilution as these awards vest and are exercised by their holders and as the restrictions lapse on the restricted stock grants. We also may issue stock or stock purchase warrants for the purpose of raising capital to fund our growth initiatives, in connection with acquisitions of other companies, or in connection with the settlement of obligations or indebtedness, which would result in further dilution of existing shareholders. The issuance of any such shares of common or preferred stock may result in a reduction of the book value or market price of the outstanding shares of our common stock. If we do issue any such additional shares of common stock or securities convertible into or exercisable for the purchase of common stock, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders and may result in a change in control of the Company.

The stock markets (including the OTC Venture Market, on which our common stock is traded) have experienced significant price and volume fluctuations. As a result, the market price of our common stock could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our financial condition, operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a number of factors, including strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy.

We are able to issue shares of preferred stock with greater rights and preferences than our common stock. Our Board of Directors is authorized to issue one or more series of preferred stock from time to time without any action on the part of our shareholders. The Board also has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends and other terms. If we issue additional preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or other terms, or if we issue additional preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock would be adversely affected.

The holders of the Series A and Series B Preferred are entitled to receive dividends on the Series A and Series B Preferred they hold and depending on whether these dividends are paid in cash or stock, the payment of such dividends will either decrease cash that is available to us to invest in our business or dilute the holdings of other shareholders. Our agreements with the holders of the Series A and Series B Preferred provide that they will receive quarterly dividends at 8%, subject to adjustment as provided in the applicable declarations of the rights and preferences of these series of preferred stock. We may under certain circumstances elect to pay these dividends in stock. Payment of the dividends in cash decreases cash available to us for use in our business and the use of shares of common stock to pay these dividends results in dilution of our existing shareholders. In fiscal year 2024, we issued approximately 1,600,000 shares for dividend payments with approximately 4,200,000 of shares outstanding to begin the year.

The concentration or potential concentration of equity ownership by Prettybrook Partners, LLC and its affiliates may limit your ability to influence corporate matters. As of June 30, 2024, Prettybrook Partners, LLC and its managing directors and affiliates (collectively "Prettybrook"), owned approximately 1,076,000 shares of common stock, 214,000 shares of Series A Preferred, and 60,000 shares of Series B Preferred. These securities represent approximately 23% of the voting power of our issued and outstanding equity securities. Under the terms of the Series A Preferred, by agreement with us and the remaining holders of the Series A Preferred, Prettybrook has the right to appoint up to three members of our Board of Directors (the "Preferred Directors") and has appointed a non-voting observer to the Board. This concentrated control could limit your ability to influence corporate matters and, as a result, we may take actions that some of our shareholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market and the market price of our common stock may be adversely affected.

Sales of a large number of our securities, or the perception that such sales might occur, could depress the market price of our common stock. A substantial number of shares of our equity securities are eligible for immediate resale in the public market. Any sales of substantial amounts of our securities in the public market, or the perception that such sales might occur, could depress the market price of our common stock.

Our ability to issue preferred stock could delay or prevent takeover attempts. As of June 30, 2024, we had 3,351,000 shares of convertible preferred stock outstanding and our Board of Directors has the authority to cause us to issue, without any further vote or action by the shareholders, up to approximately 46,649,000 additional shares of preferred stock, no par value per share, in one or more series, and to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series of preferred stock. In the event of issuance, the preferred stock could be used as a method of discouraging, delaying, deferring or preventing a change in control without further action by the shareholders, even where shareholders might be offered a premium for their shares. Although we have no present intention to issue any shares of our preferred stock, we may do so in the future under appropriate circumstances.

As of the open of business on July 9, 2024, our common stock ceased trading on the NASDAQ Capital Market and began trading on the OTCQB Venture Market (the "OTCQB"). This change could cause trading of our common stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a "penny stock," which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

In addition to the foregoing, the application of the "penny stock" rules could adversely affect the market price of our common stock and increase the transaction costs to sell those shares. The SEC has adopted regulations which generally define a "penny stock" as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The SEC's penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell our common stock and may affect the ability of investors to sell their shares, until our common stock no longer is considered a penny stock.

We may pursue certain strategies that result in the deregistration of our common stock under the Exchange Act, which could negatively affect the liquidity and trading prices of our common stock and would result in less disclosure about the Company. We are considering various strategies to reduce expenses and provide greater flexibility to management to focus more of its time and the Company's resources on strengthening our core business, exploring strategic transactions, and pursuing our long-term objectives. Given the cost and resource demands of being a public company, such strategies include certain transactions that may result in the Company "going dark," or discontinuing our obligation to make periodic filings with the SEC, by deregistering our securities with the SEC. While no decision has been made, should we ultimately pursue such a course, there would be a substantial decrease in disclosure by us of our operations and prospects, and a potential decrease in the liquidity in our common stock even though stockholders may still continue to trade our common stock on an over-the-counter market. As a result of going dark, investors may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and the ability of our stockholders to sell our common stock in the secondary market may be materially limited. Further, the market's interpretation of our motivation for going dark could vary from cost savings, to negative changes in our prospects, to serving insider interests, all of which may affect the overall price and liquidity of our common stock.

In the event of a reverse stock split, the number of authorized but unissued shares will not change, while the number of issued shares decreases, effectively increasing the number of shares of common stock available for future issuance and potential dilution to existing shareholders. Our Articles of Incorporation presently authorize 100,000,000 shares of Common Stock and 50,000,000 shares of blank check preferred stock, no par value per share. A reverse stock split would not change the number of authorized shares of the common stock, although a reverse stock split would decrease the number of issued and outstanding shares of common stock. Therefore, because the number of issued and outstanding shares of common stock would decrease, the number of shares of common stock remaining available for issuance by us in the future would increase.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Failures in, material damage to, or interruptions in our information technology systems, including as a result of cyber-attacks, and difficulties in updating our existing software or developing or implementing new software, could have a material adverse effect on our business or results of operations. We depend increasingly on our information technology systems in the conduct of our business. For example, we own, license or otherwise contract for technology and systems to do business with customers, including for order entry and fulfillment, processing and payment, product shipping and product returns. We also maintain internal and external communications, product inventory, supply, production and enterprise management, and personnel information on information systems. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural and man-made disasters. In particular, from time to time we and third parties who provide services for us experience cyber-attacks, attempted breaches of our or their information technology systems and networks or similar events, which could result in a loss of sensitive business or customer information, systems interruption or the disruption of our operations. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time, and accordingly we may be unable to anticipate and prevent all data security incidents. Like many businesses, our systems come under frequent attack from third parties. We are required to expend capital and other resources to protect against such cyber-attacks and potential security breaches or to alleviate problems caused by such potential breaches or attacks. Despite the constant monitoring of our technology systems and hiring of specialized third parties to identify and address any vulnerabilities through implementation of network security measures, it is possible that computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted. As a result, we could experience significant disruptions of our operations and incur significant expenses addressing problems created by these breaches. Such unauthorized access could disrupt our business and could result in a loss of revenue or assets and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program utilizes the CIS Critical Security Controls framework, as a guide to help identify, assess, and manage cybersecurity risks relevant to our business. This does not imply that we meet any particular technical standards, specifications, or requirements.

Our cybersecurity risk management program includes the following key elements, among others:
- risk assessments designed to help identify material cybersecurity risks to our critical systems and information;
- a team comprised of IT personnel responsible for directing (1) our cybersecurity risk assessment processes, (2) our security processes, and (3) our response to cybersecurity incidents;
- the periodic use of external cybersecurity service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- cybersecurity awareness training; and
- a cybersecurity incident response plan to respond to cybersecurity incidents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as critical to the enterprise and delegates the cybersecurity risk oversight function to the Audit Committee. The Audit Committee oversees management's design, implementation and enforcement of our cybersecurity risk management program. The Audit Committee receives reports from our Chief Information Officer. Our Chief Information Officer, who works closely with and supervises our IT team, has overall responsibility for assessing and managing any material risks from cybersecurity threats.

Item 2. Properties

We lease an 85,000 square-foot manufacturing, warehouse, and office facility in Eagan, Minnesota, which houses our corporate headquarters and principal executive offices. Lease payments are $50,000 per month. The original term of the lease was for three years, commencing in October 2017. The lease provided for two, two-year optional extensions, and a third optional extension of fifteen months with lease payments of $54,000. We have extended the term of the lease through December 2025. The landlord includes stockholders and previous owners of the Bird & Cronin assets and operations acquired in 2017. The lease was negotiated at arms' length as part of the Bird & Cronin acquisition. We believe that the terms of the agreement are commercially reasonable for the market in which the facility is located.

We lease a 60,000 square-foot manufacturing and office facility in Northvale, New Jersey to house our Hausmann Enterprises, LLC operations. The initial two-year term of this lease commenced in April 2017, with monthly lease payments of $30,000 for the first year and 2% increases in each subsequent year. The lease provides for two options to extend the term of the lease for two years per extension term, subject to annual 2% per year increases in base rent, and a third extension option at the end of the second option term for an additional five years at fair market value. We have exercised options to extend the term of the lease through March 2028, with monthly lease payments of $60,000 for the first year, 2% increases each subsequent year, and monthly solar payments that total approximately $9,000 per year starting July 2023. The landlord is a stockholder and the previous owner of the assets and operations acquired in 2017. The lease was negotiated at arms' length as part of the Hausmann acquisition. We believe that the terms of the agreement are commercially reasonable for the market in which the facility is located.

We lease a 36,000 square-foot manufacturing, warehouse, and office facility in Cottonwood Heights, Utah. We sold the building in August 2014, and now lease it back from the purchaser. The monthly lease payment is approximately $32,000 and the lease terminates in 2029. We account for the lease-back agreement as a finance lease which results in depreciation and implied interest expense each period, offset by an amortized gain on the sale of the property. Overall the net monthly occupancy cost of this lease is $40,000.

We believe the facilities described above are adequate for our current needs and that they will accommodate our presently expected growth and operating needs. As our business continues to grow, additional facilities or the expansion of existing facilities may be required.

We also own computer equipment, and equipment used in the manufacture and assembly of our products. The nature of this equipment is not specialized and replacements may be readily obtained from any of a number of suppliers.

Item 3. Legal Proceedings

There are no pending legal proceedings of a material nature to which we are a party or to which any of our property is the subject.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

As discussed previously, since the open of business on July 9, 2024 our common stock has been quoted on the OTCQB (symbol: DYNT). Previous to such time, our common stock was traded on the NASDAQ Capital Market. The following table shows the range of high and low sales prices for our common stock as quoted on the NASDAQ system for the quarterly periods indicated (retroactively restated on a pro forma basis for the 1-for-5 reverse stock split of our common stock that we consummated in February 2023):

Fiscal Year Ended June 30,	2024		2023	
	High	Low	High	Low
1st Quarter (July-September)	$ 0.91	$ 0.69	$ 4.30	$ 2.48
2nd Quarter (October-December)	$ 0.78	$ 0.47	$ 3.00	$ 1.50
3rd Quarter (January-March)	$ 0.73	$ 0.42	$ 2.73	$ 1.40
4th Quarter (April-June)	$ 0.65	$ 0.25	$ 1.62	$ 0.73

Outstanding Common Shares and Number of Shareholders

As of September 20, 2024, we had approximately 5,896,000 shares of common stock issued and outstanding and approximately 380 shareholders of record, not including shareholders whose shares are held in "nominee" or "street" name by a bank, broker or other holder of record.

Dividends

We have never paid cash dividends on our common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings, if any, in order to finance the development of the business.

As of September 20, 2024, we had outstanding 1,992,000 shares of Series A Preferred and 1,359,000 shares of Series B Preferred. These series of preferred stock have rights and preferences that rank senior to or in certain circumstances, on par with, our common stock. The declarations of the rights and preferences of these series of preferred stock contain covenants that prohibit us from declaring and distributing dividends on our common stock without first making all distributions that are due to any senior securities. Dividends payable on the Series A and the Series B Preferred accrue at the rate of 8% per year and are payable quarterly. We may, at our option under certain circumstances, make distributions of these dividends in cash or in shares of common stock. When possible, we pay dividends on the Series A and Series B Preferred in shares of common stock. The formula for paying these dividends in common stock can change the effective yield on the dividend to more or less than 8% depending on the market price of the common stock at the time of issuance.

Sales of Equity Securities

We did not sell any shares of common stock during the years ended June 30, 2024 and 2023.

Purchases of Equity Securities

We did not purchase any shares of common stock during the year ended June 30, 2024 or in the prior 12 fiscal years.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains assumptions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under the heading "Cautionary Note Regarding Forward-Looking Statements," on page 1 of this Form 10-K, "Risk Factors" (Part I, Item 1A of this Form 10-K) and elsewhere in this Form 10-K. These risks could cause our actual results to differ materially from those anticipated in these forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, which are included in Part II, Item 8 of this report. In the following Management's Discussion and Analysis of Financial Condition and Results of Operations, we have rounded many numbers to the nearest one thousand dollars. These numbers should be read as approximate.

Overview

We design, manufacture, and sell a broad range of restorative products for clinical use in physical therapy, rehabilitation, orthopedics, pain management, and athletic training. Through our distribution channels, we market and sell to orthopedists, physical therapists, chiropractors, athletic trainers, sports medicine practitioners, clinics, and hospitals.

Results of Operations

Fiscal Year 2024 Compared to Fiscal Year 2023

Net Sales

Net sales in fiscal year 2024 decreased $8,075,000, or 19.9%, to $32,534,000, compared to net sales of $40,609,000 in fiscal year 2023. The year-over-year decrease is primarily attributable to a reduction in overall volume for OEM customers and a general reduction in demand for the orthopedic soft bracing product category.

Gross Profit

Gross profit for the year ended June 30, 2024 decreased $2,515,000, or 24.8%, to $7,635,000, or 23.5% of net sales. By comparison, gross profit for the year ended June 30, 2023 was $10,150,000, or 25.0% of net sales. The decrease in gross profit as a percentage of net sales was driven by the reduction in net sales we previously discussed and by lower product margin rates in our orthopedic soft bracing category.

Selling, General, and Administrative Expenses

Selling, general, and administrative ("SG&A") expenses decreased $5,094,000, or 34.0%, to $9,908,000 for the year ended June 30, 2024, compared to $15,002,000 for the year ended June 30, 2023. The decrease in SG&A was driven primarily by a reduction in salaries and benefits, a decrease in sales expenses, and a reduction in corporate expenses.

Interest Expense, net

Interest expense, net increased approximately $300,000, or 254.2%, to $418,000 for the year ended June 30, 2024, compared to $118,000 for the year ended June 30, 2023. The increase in interest expense is primarily due to the Company's line of credit which was put into service on August 1, 2023.

Other Expense, net

Other expense, net increased approximately $3,000 to $6,000 for the year ended June 30, 2024, compared to other expense, net of $3,000 for the year ended June 30, 2023.

Loss Before Income Taxes

Pre-tax loss for the year ended June 30, 2024 was $2,698,000 compared to a loss of $4,973,000 for the year ended June 30, 2023. The change was primarily attributable to a decrease of $2,515,000 in gross profit, increase of $303,000 in net other expense, and a decrease of $5,094,000 in SG&A.

Net Loss

Net loss for the year ended June 30, 2024 was $2,698,000 compared to a net loss of $4,973,000 for the year ended June 30, 2023. The reasons for the change in net loss are the same as those given under the headings *Loss Before Income Taxes* in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders was $3,429,000 ($1.00 per share) for the year ended June 30, 2024, compared to a net loss of $5,664,000 ($1.46 per share) for the year ended June 30, 2023. The change for the year is due primarily to a $2,276,000 decrease in net loss, partially offset by a $40,000 increase in deemed dividends on convertible preferred stock and accretion of discounts.

Liquidity and Capital Resources

We have historically financed operations through cash from operating activities, available cash reserves, draws against the line of credit, and proceeds from the sale of our equity securities. As of June 30, 2024, we had $484,000 in cash and cash equivalents, compared to $399,000 as of June 30, 2023.

Working capital was $2,853,000 as of June 30, 2024, compared to working capital of $4,478,000 as of June 30, 2023. The current ratio was 1.4 to 1 as of June 30, 2024 and 1.6 to 1 as of June 30, 2023. Current assets were 40.7% of total assets as of June 30, 2024, and 41.3% of total assets as of June 30, 2023.

We believe that our cash generated from operations, current capital resources, and equity proceeds provide sufficient liquidity to fund operations for the next 12 months. However, the continuing effects of uncertainties in the broader economic environment on the global supply chain, higher personnel costs, and changes to customer or product mix, could have an adverse effect on our liquidity and cash and we continue to evaluate and take action, as necessary, to preserve adequate liquidity and ensure that our business can continue to operate during these uncertain times. Additionally, we operate in a rapidly evolving and unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from credit facilities. Additional capital, if needed, may not be available on satisfactory terms, or at all.

Line of Credit

On August 1, 2023, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with Gibraltar Business Capital, LLC ("Lender"), to provide asset-based financing to the Company to be used for operating capital. Amounts available under the Loan Agreement (the "Revolving Loans") are subject to a borrowing base calculation of up to a maximum availability of $7,500,000 (the "Revolving Loan Commitment") and bear interest at SOFR plus 5.00%. The Company paid a closing fee of 1.00% of the Revolving Loan Commitment and the line is subject to a monthly unused line fee in an annualized amount equal to 0.50% on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the Revolving Loans for such month. The maturity date is three years from the date of the promissory note evidencing the Revolving Loans, subject to extension in accordance with the terms of the Loan Agreement.

The Loan Agreement provides for revolving credit borrowings by the Company in an amount up to the lesser of the Revolving Loan Commitment and a borrowing base amount equal to the sum of stated percentages of eligible accounts receivable and inventory, less reserves, computed on a weekly basis.

The obligations of the Company under the Loan Agreement are secured by a first-priority security interest in substantially all of the assets of the Company (including, without limitation, accounts receivable, equipment, inventory and other goods, intellectual property, contract rights and other general intangibles, cash, deposit accounts, equity interests in subsidiaries and joint ventures, investment property, documents and instruments, and proceeds of the foregoing).

The Loan Agreement contains affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates. The Loan Agreement also contains financial covenants applicable to the Company and its subsidiaries, including a minimum fixed charge coverage ratio of 1.0 to 1.0 if excess availability is less than $1,000,000 of the borrowing base. Excess availability as submitted for June 28, 2024 was $2,081,931.

Reverse Stock Split

On November 17, 2022, the Company's shareholders approved Articles of Amendment to the Company's Amended and Restated Articles of Incorporation (the "Articles of Amendment") to effect a reverse stock split at a ratio in the range of 1-for-2 to 1-for-5, with such ratio to be determined in the discretion of the Company's board of directors and with such reverse stock split to be effected at such time and date, if at all, as determined by the Company's board of directors in its sole discretion. Thereafter, the Company's Board of Directors set the split ratio in the reverse stock split at 1-for-5 and approved and authorized the filing of the Articles of Amendment to effect the reverse stock split with the Utah Department of Commerce, Division of Corporations and Commercial Code. The Articles of Amendment and reverse stock split became effective at 5:00 p.m. Eastern Standard Time on February 1, 2023. At the effective time, every five issued and outstanding shares of common stock were converted into one share of common stock, with any fractional shares resulting from the reverse stock split rounded up to the nearest whole share. The reverse stock split did not affect the Company's authorized shares of common stock or preferred stock, which remained at 100,000,000 and 50,000,000 shares, respectively. The par value of each share of common stock remained unchanged. Proportionate adjustments were made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all stock options, restricted stock and warrants outstanding at February 1, 2023, which resulted in a proportional decrease in the number of shares of the Company's common stock reserved for issuance upon exercise or vesting of such stock options, restricted stock and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants. Additionally, the reverse stock split had no impact on the number of shares of the Company's preferred stock issued and outstanding. However, the conversion price of the outstanding preferred stock increased and the number of shares of common stock issuable upon conversion of such preferred 'tock decreased in proportion to the 1-for-5 split ratio.

Unless noted, all common shares and per share amounts contained in the consolidated financial statements and management's discussion and analysis have been retroactively adjusted to reflect a one-for-five reverse stock split.

Proposed 2023 Reverse Stock Split

On October 9, 2023, the Company's board of directors unanimously approved and recommended that its shareholders (including holders of the Company's Series A 8% Convertible Preferred Stock and Series B Convertible Preferred Stock) approve at the annual meeting of shareholders the adoption of an amendment (the "Amendment") to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of its common stock (the "Proposed Reverse Stock Split") at any whole number between, and inclusive of, one-for-five to one-for-ten. On December 7, 2023, during the "2023 Annual Meeting" the shareholders approved a resolution authorizing the board of directors the authority, but not the obligation, to file the Amendment to effect the Proposed Reverse Stock Split at any time within one year from the date of shareholder approval, with the exact ratio and timing of the Proposed Reverse Stock Split to be determined at the discretion of the board of directors. For additional information about the 2023 Annual Meeting and the Proposed Reverse Stock Split, please see the Company's Definitive Proxy Statement filed with the SEC on October 24, 2023.

Cash, Cash Equivalents and Restricted Cash

Our cash, cash equivalents and restricted cash position decreased $19,000 to $534,000 as of June 30, 2024, compared to $553,000 as of June 30, 2023. Primary uses of cash in the year ended June 30, 2024, included $1,610,000 of net cash used in operating activities, $243,000 of purchases of property and equipment, and $287,000 of principal payments on finance lease liabilities. Primary sources of cash included $2,122,000 provided by the line of credit.

Trade Accounts Receivable, net

Trade accounts receivable, net of allowance for credit losses, decreased approximately $277,000, or 7.4%, to $3,445,000 as of June 30, 2024, from $3,722,000 as of June 30, 2023. The decrease was driven primarily by a reduction in overall revenue and differences in the timing of collections around the end date of each respective quarter. Trade accounts receivable represents amounts due from our customers including dealers and distributors that purchase our products for redistribution, medical practitioners, clinics, hospitals, colleges, universities, and sports teams. We believe that our estimate of the allowance for credit losses is adequate based on our historical experience and relationships with our customers. Accounts receivable are generally collected within approximately 40 days of invoicing.

Inventories, net

Inventories, net of reserves, decreased $1,809,000, or 24.4%, to $5,594,000 as of June 30, 2024, compared to $7,403,000 as of June 30, 2023. The decrease was primarily due to steps taken to adjust inventory management in response to the impact of the uncertain operating environment on the global supply chain and right-sizing incoming material purchases to match demand. We believe that our estimate of the allowance for inventory obsolescence is adequate based on our analysis of inventory, sales trends, and historical experience.

Accounts Payable

Accounts payable decreased approximately $1,818,000 or 40.1%, to $2,712,000 as of June 30, 2024, from $4,530,000 as of June 30, 2023. The decrease was driven primarily by a decrease in inventory purchases and timing of payments.

Line of Credit

The outstanding balance of the line of credit was $2,122,000 as of June 30, 2024, compared to $0 as of June 30, 2023.

Finance Lease Liability

Finance lease liability as of June 30, 2024 and 2023 totaled approximately $1,732,000 and $2,018,000, respectively. Our finance lease obligations consist primarily of our Utah building lease. In conjunction with the sale and leaseback of our Utah building in August 2014, we entered into a 15-year lease, classified as a finance lease, originally valued at $3,800,000. The building lease asset is amortized on a straight-line basis over 15 years at approximately $252,000 per year. Total accumulated amortization related to the leased building is approximately $2,498,000 and $2,246,000 at June 30, 2024 and 2023, respectively. The sale generated a profit of $2,300,000, which is being recognized straight-line over the life of the lease at approximately $150,000 per year as an offset to amortization expense. The balance of the deferred gain is $777,000 and $928,000 as of June 30, 2024 and 2023, respectively. Lease payments, currently approximately $32,000, are payable monthly and increase annually by approximately 2% per year over the life of the lease. Imputed interest for the years ended June 30, 2024 and 2023 was approximately $102,000 and $116,000, respectively. In addition to the Utah building, we lease certain equipment pursuant to arrangements which have been determined to be finance leases. As of June 30, 2024, future minimum gross lease payments required under the finance leases were as follows:

2025	$	412,342
2026		420,188
2027		428,200
2028		428,080
2029		424,800
Thereafter		71,032
Total	$	2,184,642

Operating Lease Liability

Operating lease liability as of June 30, 2024 and 2023 totaled approximately $2,834,000 and $3,630,000, respectively. Our operating lease liability consists primarily of building leases for office, manufacturing, and warehouse space.

Inflation

Cost inflation including increases in ocean container rates, raw material prices, labor rates, and domestic transportation costs have impacted profitability. Continued imbalances between supply and demand for these resources may continue to exert upward pressure on costs. Our ability to recover these costs increased through price increases may continue to lag the cost increases, resulting in downward pressure on margins.

Stock Repurchase Plan

In 2011, our Board of Directors adopted a stock repurchase plan authorizing repurchases of shares in the open market, through block trades or otherwise. Decisions to repurchase shares under this plan are based upon market conditions, the level of our cash balances, general business opportunities, and other factors. The Board may periodically approve amounts for share repurchases under the plan. As of June 30, 2024, approximately $449,000 remained available under this authorization for purchases under the plan. No purchases have been made under this plan since 2011.

Critical Accounting Policies

This MD&A is based upon our Consolidated Financial Statements (see Part II, Item 8 below), which have been prepared in accordance with accounting principles generally accepted in ("US GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We regularly review our estimates and assumptions. The SEC has requested that all registrants address their most critical accounting policies. The SEC has indicated that a "critical accounting policy" is one which is both important to the representation of the registrant's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on past experience and on various other assumptions our management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ, and may differ materially from these estimates under different assumptions or conditions. Additionally, changes in accounting estimates could occur in the future from period to period. Our management has discussed the development and selection of our most critical financial estimates with the audit committee of our Board of Directors. The following paragraphs identify our most critical accounting policies:

Inventories

The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods inventory at the lower of standard cost, which approximates actual cost (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out) or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow-moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand;
- Product acceptance in the marketplace;
- Customer demand;
- Historical sales;
- Forecast sales;
- Product obsolescence;
- Strategic marketing and production plans;
- Technological innovations; and
- Character of the inventory as a distributed item, finished manufactured item or raw material.

Any modifications to estimates of inventory valuation reserves are reflected in cost of goods sold within the statements of operations during the period in which such modifications are determined necessary by management. As of June 30, 2024 and 2023, our inventory valuation reserve balance was approximately $590,000 and $496,000, respectively, and our inventory balance was $5,594,000 and $7,403,000, net of reserves, respectively.

Revenue Recognition

Our sales force and distributors sell manufactured and distributed products to end users, including orthopedists, physical therapists, chiropractors, athletic trainers, sports medicine practitioners, clinics, and hospitals. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied which occurs upon the transfer of control of a product. This occurs either upon shipment or delivery of goods, depending on whether the contract is FOB origin or FOB destination. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products to a customer. Contracts sometimes allow for forms of variable consideration including rebates and incentives. In these cases, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring products to customers utilizing the most likely amount method. Rebates and incentives are estimated based on contractual terms or historical experience and a liability is maintained for rebates and incentives that have been earned but are unpaid. Revenue is reduced by estimates of potential future contractual discounts including prompt payment discounts. Provisions for contractual discounts are recorded as a reduction to revenue in the period sales are recognized. Estimates are made of the contractual discounts that will eventually be incurred. Contractual discounts are estimated based on negotiated contracts and historical experience. Shipping and handling activities are accounted for as fulfillment activities. As such, shipping and handling are not considered promised services to our customers. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Credit Losses

We must make estimates of the collectability of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for credit losses. Our accounts receivable balance was $3,445,000 and $3,722,000, net of allowance for credit losses of $49,000 and $131,000 as of June 30, 2024 and 2023, respectively.

Deferred Income Taxes

A valuation allowance is required when there is significant uncertainty as to the realizability of deferred tax assets. The realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of our deferred tax assets:

- future reversals of existing taxable temporary differences;

- future taxable income or loss, exclusive of reversing temporary differences and carryforwards;

- tax-planning strategies; and

- taxable income in prior carryback years.

We considered both positive and negative evidence in determining the continued need for a valuation allowance, including the following:

Positive evidence:

- Current forecasts indicate that we will generate pre-tax income and taxable income in the future. However, there can be no assurance that our strategic plans will result in profitability; and

- A majority of our tax attributes have indefinite carryover periods.

Negative evidence:

- We have twelve years of losses out of the last thirteen fiscal years as of June 30, 2024.

We place more weight on objectively verifiable evidence than on other types of evidence and management currently believes that available negative evidence outweighs the available positive evidence. We have therefore determined that we do not meet the "more likely than not" threshold that deferred tax assets will be realized. Accordingly, a valuation allowance is required. Any reversal of the valuation allowance in future periods will favorably impact our results of operations in the period of reversal. As of June 30, 2024 and 2023, we recorded a full valuation allowance against our net deferred income tax assets. As of June 30, 2024, the Company had federal and state operating loss carryforwards of $21.7 million and $10.5 million, respectively. The federal net operating loss carryforwards have carryforward periods that are indefinite or begin to expire in 2037. The state net operating loss carryforwards have carryforward periods that are indefinite or have various expirations.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements included in Item 8 of the Form 10-K for a description of recent accounting pronouncements.

Off-Balance Sheet Financing

We have no off-balance sheet debt or similar obligations. We have no transactions or obligations with related parties that are not disclosed, consolidated into or reflected in our reported results of operations or financial position. We do not guarantee any third-party debt.

Business Plan and Outlook

This past year our focus has been on driving profitability in our business through continued business optimization initiatives and new product launches, while continuing to build our restorative products platform for long-term success.

We are confident that the steps we have taken will position the Company for success moving forward. In fiscal 2025, we are focused on executing our strategies as follows:

- Drive sales through enhancing our partnerships with key strategic accounts, demand generation, and continuing to deliver a superior customer experience;

- Increase our operating profitability through disciplined product portfolio management; and

- Pursue merger and acquisition opportunities in our core markets through pipeline management, disciplined valuation, and superior execution.

We are actively pursuing an acquisition strategy to consolidate other manufacturers in our core markets (i.e. physical therapy, rehabilitation, orthopedics, pain management, and athletic training).

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

Item 8. Financial Statements and Supplementary Data

Audited consolidated financial statements and related documents required by this item are included in this report on the pages indicated in the following table:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dynatronics Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Dynatronics Corporation and subsidiaries (collectively, the "Company") as of June 30, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024 and 2023, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of the Fair Value of Goodwill and Intangible Assets
As more fully described in Notes 1 and 4 to the consolidated financial statements, given the Company's historical operating loss, the Company evaluated its goodwill and intangible assets for impairment as of the Company's fiscal year-end.

Auditing the Company's annual impairment assessments was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting units for goodwill and the fair value of the intangible assets. In particular, the fair value estimates were sensitive to significant assumptions, such as changes in the revenue growth rate, customer retention rate, expected cash outflows, gross margins, and other factors, which are affected by expectations about future market or economic conditions.

Our testing of the Company's measurements of fair value included, among other procedures, evaluating the significant assumptions and operating data used to estimate fair value.

We have served as the Company's auditors since October 24, 2016.

/s/ Tanner LLC

Salt Lake City, Utah
September 24, 2024

DYNATRONICS CORPORATION
Consolidated Balance Sheets
As of June 30, 2024 and 2023

		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	483,918	$	398,797
Restricted cash		50,410		154,073
Trade accounts receivable, less allowance for credit losses of $48,997 and $131,403 as of June 30, 2024 and 2023, respectively		3,444,587		3,721,677
Other receivables		454,390		39,678
Inventories, net		5,593,974		7,403,194
Prepaid expenses		530,356		701,456
Total current assets		10,557,635		12,418,875
Property and equipment, net		1,969,413		2,448,282
Operating lease assets		2,831,417		3,631,780
Intangible assets, net		2,999,975		3,618,275
Goodwill		7,116,614		7,116,614
Other assets		465,505		829,049
Total assets	$	25,940,559	$	30,062,875
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	2,712,142	$	4,529,703
Accrued payroll and benefits expense		566,443		877,781
Accrued expense		725,727		891,467
Warranty reserve		120,677		115,637
Line of credit		2,121,667		—
Current portion of finance lease liability		302,998		286,522
Current portion of deferred gain		150,448		150,448
Current portion of operating lease liability		1,004,808		1,075,690
Other liabilities		—		13,744
Total current liabilities		7,704,910		7,940,992
Finance lease liability, net of current portion		1,428,870		1,731,868
Deferred gain, net of current portion		626,866		777,314
Operating lease liability, net of current portion		1,829,608		2,554,450
Other liabilities		189,861		201,725
Total liabilities		11,780,115		13,206,349
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, no par value: Authorized 50,000,000 shares; 3,351,000 shares issued and outstanding as of June 30, 2024 and 2023, respectively		7,980,788		7,980,788
Common stock, no par value: Authorized 100,000,000 shares; 5,308,519 shares and 4,044,984 shares issued and outstanding as of June 30, 2024 and 2023, respectively		35,087,825		34,355,315
Accumulated deficit		(28,908,169)		(25,479,577)
Total stockholders' equity		14,160,444		16,856,526
Total liabilities and stockholders' equity	$	25,940,559	$	30,062,875

See accompanying notes to consolidated financial statements.

DYNATRONICS CORPORATION
Consolidated Statements of Operations
For the Years Ended June 30, 2024 and 2023

		2024		2023
Net sales	$	32,533,965	$	40,609,372
Cost of sales		24,898,987		30,459,270
Gross profit		7,634,978		10,150,102
Selling, general, and administrative expenses		9,908,026		15,001,765
Operating loss		(2,273,048)		(4,851,663)
Other expense:				
Interest expense, net		(418,005)		(118,307)
Other expense, net		(6,666)		(3,398)
Net other expense		(424,671)		(121,705)
Loss before income taxes		(2,697,719)		(4,973,368)
Income tax provision		—		—
Net loss		(2,697,719)		(4,973,368)
Preferred stock dividend, in common stock, issued or to be issued		(730,873)		(690,976)
Net loss attributable to common stockholders	$	(3,428,592)	$	(5,664,344)
Net loss per common share:				
Basic and diluted	$	(1.00)	$	(1.46)
Weighted average shares outstanding:				
Basic and diluted		3,421,606		3,870,670

See accompanying notes to consolidated financial statements.

24

DYNATRONICS CORPORATION
Consolidated Statements of Stockholders' Equity
For the Years Ended June 30, 2024 and 2023

	Common stock		Preferred stock		Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	deficit	equity
Balance at June 30, 2022	3,639,663	$ 33,533,003	3,351,000	$ 7,980,788	$ (19,815,233)	$ 21,698,558
Adjustment for fractional shares	7,224	—	—	—	—	—
Stock-based compensation	33,732	131,336	—	—	—	131,336
Preferred stock dividend, in common stock, issued or to be issued	364,365	690,976	—	—	(690,976)	-
Net loss	—	—	—	—	(4,973,368)	(4,973,368)
Balance at June 30, 2023	4,044,984	34,355,315	3,351,000	7,980,788	(25,479,577)	16,856,526
Stock-based compensation	31,633	1,637	—	—	—	1,637
Preferred stock dividend, in common stock, issued or to be issued	1,231,902	730,873	—	—	(730,873)	—
Net loss	—	—	—	—	(2,697,719)	(2,697,719)
Balance at June 30, 2024	5,308,519	$ 35,087,825	3,351,000	$ 7,980,788	$ (28,908,169)	$ 14,160,444

See accompanying notes to consolidated financial statements.

DYNATRONICS CORPORATION
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (2,697,719)	$ (4,973,368)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization of property and equipment	685,406	726,386
Amortization of intangible assets	618,300	622,450
Loss on sale of property and equipment	41,389	—
Stock-based compensation	1,637	131,336
Change in allowance for credit losses	(82,406)	(116,821)
Change in allowance for inventory obsolescence	93,753	116,725
Amortization of deferred gain on sale/leaseback	(150,448)	(150,448)
Change in operating assets and liabilities:		
Trade accounts receivable	359,496	1,811,188
Inventories	1,715,467	4,551,373
Prepaid expenses and other receivables	(243,612)	296,179
Other assets	363,544	(455,308)
Accounts payable, accrued expenses, and other current liabilities	(2,315,207)	(2,188,578)
Net cash (used in) provided by operating activities	(1,610,400)	371,114
Cash flows from investing activities:		
Purchase of property and equipment	(243,287)	(186,854)
Net cash used in investing activities	(243,287)	(186,854)
Cash flows from financing activities:		
Principal payments on long-term debt	—	(5,362)
Principal payments on finance lease liability	(286,522)	(327,345)
Net change in line of credit	2,121,667	—
Net cash provided by (used in) financing activities	1,835,145	(332,707)
Net change in cash, cash equivalents and restricted cash	(18,542)	(148,447)
Cash, cash equivalents and restricted cash at beginning of the period	552,870	701,317
Cash, cash equivalents and restricted cash at end of the period	$ 534,328	$ 552,870
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 276,742	$ 244,421
Supplemental disclosure of non-cash investing and financing activities		
Preferred stock dividend, in common stock, issued or to be issued	$ 730,873	$ 690,976
Operating lease right-of-use assets obtained in exchange for lease obligations	252,639	2,973,474
Finance lease right-of-use assets obtained in exchange for lease obligations	—	86,119

See accompanying notes to consolidated financial statements.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Dynatronics Corporation ("Company," or "Dynatronics") is a leading medical device company committed to providing high-quality products designed to accelerate optimal health. The Company designs, manufactures, and sells a broad range of products for clinical use in physical therapy, rehabilitation, orthopedics, pain management, and athletic training. Through its distribution channels, Dynatronics markets and sells to orthopedists, physical therapists, chiropractors, athletic trainers, sports medicine practitioners, clinics, and hospitals.

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Dynatronics Corporation and its wholly owned subsidiaries, Hausmann Enterprises, LLC and Bird & Cronin, LLC. The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). All significant intercompany account balances and transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase. Also included within cash and cash equivalents are deposits in-transit from banks for payments related to third-party credit card and debit card transactions. Cash and cash equivalents totaled approximately $484,000 and $399,000 as of June 30, 2024 and 2023, respectively. Restricted cash totaled approximately $50,000 and $154,000 as of June 30, 2024 and 2023, respectively, and primarily consisted of a certificate of deposit.

Inventories

Finished goods inventories are stated at the lower of standard cost, which approximates actual cost using the first-in, first-out method, or net realizable value. Raw materials are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company periodically reviews the value of items in inventory and records write-downs or write-offs based on its assessment of slow moving or obsolete inventory. The Company maintains a reserve for obsolete inventory and generally makes inventory value adjustments against the reserve.

Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest, although finance charges may be applied to past due accounts. The Company maintains an allowance for credit losses in accordance with accounting standards update ("ASU") No. 2016-13. The Company evaluates its allowance based on expected losses rather than incurred losses, which is known as the current expected credit loss ("CECL") model. The allowance is determined using the loss rate approach and is measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The Company determines the allowance based on a combination of statistical analysis, historical collection patterns, customers' current credit worthiness, the age of account balances, and general economic conditions. Account balances are charged against the allowance when the potential for recovery is considered remote. Recoveries of accounts previously written off are recognized when payment is received.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives that range from 5 to 31 years. Leasehold improvements are amortized over the remaining term of the respective building lease. Machinery, office equipment, computer equipment and software and vehicles are depreciated over estimated useful lives that range from 3 to 7 years.

Goodwill

Goodwill resulted from the Hausmann and Bird & Cronin acquisitions. Goodwill in a business combination represents the purchase price in excess of identifiable tangible and intangible assets. Goodwill and intangible assets that have an indefinite useful life are not amortized. Instead they are reviewed periodically for impairment.

The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

Long-Lived Assets

Long–lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the difference between the carrying amount of the asset and the fair value of the asset. Assets to be disposed are separately presented in the balance sheet at the lower of net book value or fair value less estimated disposition costs and are no longer depreciated.

Intangible Assets

Costs associated with the acquisition of trademarks, certain trade names, license rights and non-compete agreements are capitalized and amortized using the straight-line method over periods ranging from 3 months to 20 years. Trade names determined to have an indefinite life are not amortized, but are required to be tested for impairment and written down, if necessary. The Company assesses indefinite lived intangible assets for impairment each fiscal year or more frequently if events and circumstances indicate impairment may have occurred.

Leases

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Such assets are classified as right-of-use ("ROU") assets with a corresponding lease liability.

Finance and operating lease ROU assets and liabilities are recorded at commencement at the present value of future minimum lease payments over the expected lease term. As the implicit discount rate for the present value calculation is not determinable in most of the Company's leases, management uses the Company's incremental borrowing rate based on the information available at commencement of the lease. The expected lease terms include options to extend the lease when it is reasonably certain the Company will exercise such options. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company has operating and finance leases for various administrative, manufacturing, and distribution facilities and equipment. Most of the Company's leases include one or more options to renew and extend the lease term two years to five years. The exercise of lease renewal options is typically at the Company's sole discretion, however, as a material economic incentive to exercise the option exists, the majority of renewals to extend the lease terms are included in the ROU assets and lease liabilities as they are reasonably certain of exercise. The Company's lease agreements do not contain any material non-lease components, residual value guarantees, or material restrictive covenants.

Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of a contract with a customer are satisfied which occurs upon the transfer of control of a product. This occurs either upon shipment or delivery of goods, depending on whether the contract is FOB origin or FOB destination. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products to a customer. Contracts sometimes allow for forms of variable consideration including rebates and incentives. In these cases, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring products to customers utilizing the most likely amount method. Rebates and incentives are estimated based on contractual terms or historical experience and a liability is maintained for rebates and incentives that have been earned but are unpaid. Revenue is reduced by estimates of potential future contractual discounts including prompt payment discounts. Provisions for contractual discounts are recorded as a reduction to revenue in the period sales are recognized. Estimates are made of the contractual discounts that will eventually be incurred. Contractual discounts are estimated based on negotiated contracts and historical experience. Shipping and handling activities are accounted for as fulfillment activities. As such, shipping and handling are not considered promised services to our customers. Costs for shipping and handling of products to customers are recorded as cost of sales.

Product Warranty Costs

The Company provides a warranty on all products it manufactures for time periods ranging in length from 90 days to fifteen years from the date of sale. Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates. The Company maintains a reserve for estimated product warranty costs to be incurred related to products previously sold.

Net Loss per Common Share

Net loss per common share is computed based on the weighted-average number of common shares outstanding and, when appropriate, dilutive potential common shares outstanding during the year. Convertible preferred stock, stock options and warrants are considered to be potential common shares. The computation of diluted net income (loss) per common share does not assume exercise or conversion of securities that would have an anti-dilutive effect.

Basic net loss per common share is the amount of net loss for the year available to each weighted-average share of common stock outstanding during the year. Diluted net loss per common share is the amount of net loss for the year available to each weighted-average share of common stock outstanding during the year and to each potential common share outstanding during the year, unless inclusion of potential common shares would have an anti-dilutive effect.

Weighted average outstanding options, warrants and convertible preferred stock for common shares are not included in the computation of diluted net loss per common share because they were anti-dilutive, totaled 503,566 and 978,201 for the years ended June 30, 2024 and 2023, respectively.

Income Taxes

The Company recognizes an asset or liability for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is "more likely than not" that some component or all of the benefits of deferred tax assets will not be realized. Accruals for uncertain tax positions are provided for in accordance with applicable accounting standards. The Company may recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations and cash flows.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award determined by using the Black-Scholes option-pricing model and is recognized as expense over the applicable vesting period of the stock award (zero to five years) using the straight-line method.

Reverse Stock Split

On November 17, 2022, the Company's shareholders approved Articles of Amendment to the Company's Amended and Restated Articles of Incorporation (the "Articles of Amendment") to effect a reverse stock split at a ratio in the range of 1-for-2 to 1-for-5, with such ratio to be determined in the discretion of the Company's board of directors and with such reverse stock split to be effected at such time and date, if at all, as determined by the Company's board of directors in its sole discretion. Thereafter, the Company's Board of Directors set the split ratio in the reverse stock split at 1-for-5 and approved and authorized the filing of the Articles of Amendment to effect the reverse stock split with the Utah Department of Commerce, Division of Corporations and Commercial Code. The Articles of Amendment and reverse stock split became effective at 5:00 p.m. Eastern Standard Time on February 1, 2023. At the effective time, every five issued and outstanding shares of common stock were converted into one share of common stock, with any fractional shares resulting from the reverse stock split rounded up to the nearest whole share. The reverse stock split did not affect the Company's authorized shares of common stock or preferred stock, which remained at 100,000,000 and 50,000,000 shares, respectively. The par value of each share of common stock remained unchanged. Proportionate adjustments were made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all stock options, restricted stock and warrants outstanding at February 1, 2023, which resulted in a proportional decrease in the number of shares of the Company's common stock reserved for issuance upon exercise or vesting of such stock options, restricted stock and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants. Additionally, the reverse stock split had no impact on the number of shares of the Company's preferred stock issued and outstanding. However, the conversion price of the outstanding preferred stock increased and the number of shares of common stock issuable upon conversion of such preferred stock decreased in proportion to the 1-for-5 split ratio. Unless noted, all common shares and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect a one-for-five reverse stock split.

Proposed 2023 Reverse Stock Split

On October 9, 2023, the Company's board of directors unanimously approved and recommended that its shareholders (including holders of the Company's Series A 8% Convertible Preferred Stock and Series B Convertible Preferred Stock) approve at the annual meeting of shareholders the adoption of an amendment (the "Amendment") to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of its common stock (the "Proposed Reverse Stock Split") at any whole number between, and inclusive of, one-for-five to one-for-ten. On December 7, 2023, during the "2023 Annual Meeting" the shareholders approved a resolution authorizing the board of directors the authority, but not the obligation, to file the Amendment to effect the Proposed Reverse Stock Split at any time within one year from the date of shareholder approval, with the exact ratio and timing of the Proposed Reverse Stock Split to be determined at the discretion of the board of directors. For additional information about the 2023 Annual Meeting and the Proposed Reverse Stock Split, please see the Company's Definitive Proxy Statement filed with the SEC on October 24, 2023.

Other Receivables

Other receivables consist of amounts due from our contract manufacturer for raw materials components provided for use in the production of our products. Payments are due from our contract manufacturer based on the usage of raw material components. As of June 30, 2024, other receivables included $443,000 due from our contract manufacturer.

Concentration of Risk

In the normal course of business, the Company provides unsecured credit to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for probable losses which, when realized, have been within the range of management's expectations. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits.

As of June 30, 2024 and 2023, the Company had approximately $160,000 and $246,000, respectively, in cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts. Certain of the Company's employees are covered by a collective bargaining agreement. As of June 30, 2024, approximately 46% of the Company's employees were covered by a collective bargaining agreement scheduled to expire in 2025.

For the year ended June 30, 2024, the Company had two customers that represented 29% and 11% of net accounts receivable.

Operating Segments

The Company operates in one line of business: the development, manufacturing, marketing, and distribution of a broad line of medical products for the orthopedic, physical therapy and similar markets. As such, the Company has only one reportable operating segment.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in accordance with U.S. GAAP. Significant items subject to such estimates and assumptions include the impairment and useful lives of long-lived assets; receivable valuation allowances for credit losses, deferred income taxes, and obsolete inventories; accrued product warranty costs; and fair values of assets acquired and liabilities assumed in an acquisition. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—*Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which is intended to simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The guidance allows for either full retrospective adoption or modified retrospective adoption. The guidance is effective for the Company in the first quarter of fiscal year 2025 and early adoption is permitted. The Company is evaluating the impact adoption of this guidance will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—*Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. Public business entities classified as smaller reporting companies were required to apply the provision of ASU 2016-13 with annual reporting periods after December 15, 2022. The Company adopted the standard as of July 1, 2023 and the adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – *Improvements to Reportable Segment Disclosures*, to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating the impact the adoption of this guidance will have on its condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—*Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision usefulness of income tax disclosures. Public business entities are required to adopt for annual fiscal periods beginning after December 15, 2024 and early adoption is permitted. The Company is evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2. Inventories

Inventories consist of the following as of June 30:

	2024	2023
Raw materials	$ 3,596,287	$ 4,693,634
Work in process	315,075	66,359
Finished goods	2,272,295	3,139,131
Inventory reserve	(589,683)	(495,930)
	$ 5,593,974	$ 7,403,194

Included in cost of goods sold for the years ended June 30, 2024 and 2023, are inventory write-offs of approximately $158,000 and $254,000, respectively. The write-offs reflect inventories related to discontinued product lines, excess repair parts, product rejected for quality standards, and other non-performing inventories.

Note 3. Property and Equipment

Property and equipment consist of the following as of June 30:

	2024	2023
Buildings	$ 4,134,200	$ 3,958,046
Machinery and equipment	2,016,035	2,007,286
Office equipment	414,660	417,746
Computer equipment	843,121	826,126
	7,408,016	7,209,204
Less accumulated depreciation and amortization	(5,438,603)	(4,760,922)
	$ 1,969,413	$ 2,448,282

Depreciation expense for the years ended June 30, 2024 and 2023 was $680,767 and $421,514, respectively.

Included in the above caption, "Buildings" as of June 30, 2024 and 2023 is a building lease that is accounted for as a finance lease asset (see Notes 6 and 7) with a gross value of $3,800,000.

Note 4. Intangible Assets

Identifiable intangible assets, other than goodwill, consisted of the following as of and for the years ended June 30, 2024 and 2023:

	Trade name - indefinite life		Non-compete covenant		Customer relationships		Total	
Gross carrying amount								
June 30, 2022	$	1,084,000	$	438,000	$	6,183,000	$	7,705,000
Additions		-		-		-		-
Disposals		-		-		-		-
June 30, 2023	$	1,084,000	$	438,000	$	6,183,000	$	7,705,000
Accumulated Amortization								
June 30, 2022	$	-	$	433,850	$	3,030,425	$	3,464,275
Additions		-		4,150		618,300		622,450
Disposals		-		-		-		-
June 30, 2023		-		438,000		3,648,725		4,086,725
Net book value at June 30, 2023	$	1,084,000	$	-	$	2,534,275	$	3,618,275

	Trade name - indefinite life		Non-compete covenant		Customer relationships		Total	
Gross carrying amount								
June 30, 2023	$	1,084,000	$	438,000	$	6,183,000	$	7,705,000
Additions		-		-		-		-
Disposals		-		-		-		-
June 30, 2024	$	1,084,000	$	438,000	$	6,183,000	$	7,705,000
Accumulated Amortization								
June 30, 2023	$	-	$	438,000	$	3,648,725	$	4,086,725
Additions		-		-		618,300		618,300
Disposals		-		-		-		-
June 30, 2024		-		438,000		4,267,025		4,705,025
Net book value at June 30, 2024	$	1,084,000	$	-	$	1,915,975	$	2,999,975

Amortization expense associated with the intangible assets was $618,300 and $622,450 for the fiscal years ended June 30, 2024 and 2023, respectively. Estimated future amortization expense for the identifiable intangible assets is expected to be as follows for the years ending June 30:

2025	$	618,300
2026		618,300
2027		571,549
2028		107,826
Total	$	1,915,975

Note 5. Debt

As of June 30, 2024 and 2023, the line of credit was $2,121,667 and $0, respectively, net of unamortized closing fees of $190,030 and $0, respectively.

On August 1, 2023, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with Gibraltar Business Capital, LLC ("Lender"), to provide asset-based financing to the Company to be used for operating capital. Amounts available under the Loan Agreement (the "Revolving Loans") are subject to a borrowing base calculation of up to a maximum availability of $7,500,000 (the "Revolving Loan Commitment") and bear interest at SOFR plus 5.00% (10.3% as of June 30, 2024). The Company paid a closing fee of 1.00% of the Revolving Loan Commitment and the line is subject to a monthly unused line fee in an annualized amount equal to 0.50% on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the Revolving Loans for such month. The maturity date is three years from the date of the promissory note evidencing the Revolving Loans, subject to extension in accordance with the terms of the Loan Agreement.

The Loan Agreement provides for revolving credit borrowings by the Company in an amount up to the lesser of the Revolving Loan Commitment and a borrowing base amount equal to the sum of stated percentages of eligible accounts receivable and inventory, less reserves, computed on a weekly basis.

The obligations of the Company under the Loan Agreement are secured by a first-priority security interest in substantially all of the assets of the Company (including, without limitation, accounts receivable, equipment, inventory and other goods, intellectual property, contract rights and other general intangibles, cash, deposit accounts, equity interests in subsidiaries and joint ventures, investment property, documents and instruments, and proceeds of the foregoing).

The Loan Agreement contains affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates. The Loan Agreement also contains financial covenants applicable to the Company and its subsidiaries, including a minimum fixed charge coverage ratio of 1.0 to 1.0 if excess availability is less than $1,000,000 of the borrowing base.

Note 6. Leases

Leases recorded on the balance sheets consist of the following:

	Classification on the Balance Sheet		June 30, 2024		June 30, 2023
Lease Assets					
Operating lease assets	Operating lease assets, net	$	2,831,417	$	3,631,780
Finance lease assets	Property and equipment, net		1,365,860		1,633,450
Lease Liabilities					
Current					
Operating	Current portion of operating lease liability	$	1,004,808	$	1,075,690
Finance	Current portion of finance lease liability		302,998		286,522
Noncurrent					
Operating	Operating lease liability, net of current portion	$	1,829,608	$	2,554,450
Finance	Finance lease liability, net of current portion		1,428,870		1,731,868

Other information related to lease term and discount rate is as follows:

	June 30, 2024	June 30, 2023
Weighted Average Remaining Lease Term		
Operating leases	3.3 years	4.0 years
Finance leases	4.4 years	6.1 years
Weighted Average Discount Rate		
Operating leases	9.2%	8.5%
Finance leases	4.8%	5.6%

The components of lease expense are as follows:

Operating lease cost	Classification on the Statement of Operations	Year Ended June 30, 2024		Year Ended June 30, 2023	
Operating lease cost	Cost of sales	$	433,065	$	418,306
Operating lease cost	Selling, general, and administrative expenses		582,772		660,052
Short term lease cost	Selling, general, and administrative expenses		3,079.00		-
Finance lease cost					
Amortization of finance lease assets	Cost of sales		125,967		141,287
Amortization of finance lease assets	Selling, general, and administrative expenses		140,674		169,444
Interest on finance lease liabilities	Interest expense, net		105,591		119,639
Total lease cost		$	1,391,148	$	1,508,728

Future minimum lease payments as of June 30, 2024, are summarized as follows:

Year ending June 30	Operating Lease		Finance Lease	
2025	$	1,193,856	$	412,342
2026		760,268		420,188
2027		776,063		428,200
2028		591,171		428,080
2029		-		424,800
Thereafter		-		71,032
Total future minimum lease payments		3,321,358		2,184,642
Less imputed interest		(486,942)		(452,774)
Total present value of lease liabilities	$	2,834,416	$	1,731,868

The Company has exercised the option to extend the term of the New Jersey facility operating lease by five years through March 31, 2028. For the Minnesota facility operating lease, the Company exercised an extension for six months through April 2024, and subsequently another extension through December 2025. The annual minimum lease payments for the New Jersey and Minnesota facilities are approximately $745,000 and $449,000, respectively.

The Company leases office, manufacturing and warehouse facilities in Northvale, New Jersey, and Eagan, Minnesota from employees, shareholders, and entities controlled by shareholders, who were previously principals of businesses acquired by the Company. The combined expenses associated with these related-party transactions totaled $1,339,252 and $1,078,685 for the years ended June 30, 2024 and 2023, respectively.

Note 7. Deferred Gain

On August 8, 2014, the Company sold the property that houses its operations in Utah and leased back the premises for a term of 15 years. The sale price was $3,800,000.

The sale of the building resulted in a $2,269,255 gain, which is recorded in the consolidated balance sheets as deferred gain that is being recognized as an offset to amortization in selling, general and administrative expenses over the 15-year life of the lease on a straight-line basis. The balance of the deferred gain was as follows as of June 30:

	2024		2023	
Balance of deferred gain	$	777,314	$	927,762
Less current portion		(150,448)		(150,448)
Deferred gain, net of current portion	$	626,866	$	777,314

Note 8. Income Taxes

The income tax benefit (provision) are as follows for the year ended June 30, 2024:

	Current	Deferred	Total
2024:			
U.S. federal	$ -	$ -	$ -
State and local	11,543	(11,543)	-
	$ 11,543	$ (11,543)	$ -

For the year ended June 30, 2023, there was no U.S. federal, state, or local income tax benefit (provision).

The components of the Company's income tax benefit are as follows for the years ended June 30:

	2024	2023
Expected tax benefit	$ 566,521	$ 1,044,407
State taxes, net of federal tax benefit	97,884	156,392
Valuation allowance	(664,480)	(1,173,848)
Incentive stock options	1,657	(22,330)
Other, net	(1,582)	(4,621)
	$ -	$ -

The Company's deferred income tax assets and (liabilities) related to the tax effects of temporary differences are as follows as of June 30:

	2024	2023
Net deferred income tax assets (liabilities):		
Inventory capitalization for income tax purposes	$ 28,642	$ 43,155
Inventory reserve	145,227	120,153
Accrued employee benefit reserve	40,164	43,088
Warranty reserve	29,720	28,016
Interest expense limitation	339,509	233,416
Allowance for credit losses and other	35,918	85,351
Property and equipment, principally due to differences in depreciation	108,025	27,883
Research and development credit carryover	574,022	574,022
Deferred gain on sale lease-back	191,436	224,777
Operating loss carry forwards	5,388,117	4,719,831
Valuation allowance	(6,884,228)	(6,104,053)
Capitalized research and development	3,448	4,361
Total deferred income tax assets (liabilities)	$ -	$ -

Quarterly, the Company assesses the likelihood by jurisdiction that its net deferred income tax assets will be recovered. Based on the weight of all available evidence, both positive and negative, the Company records a valuation allowance against deferred income tax assets when it is more-likely-than-not that a future tax benefit will not be realized. When there is a change in judgment concerning the recovery of deferred income tax assets in future periods, a valuation allowance is recorded into earnings during the quarter in which the change in judgment occurred. As of June 30, 2024 and 2023, the Company has established a full valuation allowance.

As of June 30, 2024, the Company had federal and state operating loss carryforwards of $21.7 million and $10.5 million, respectively. The federal net operating loss carryforwards have carryforward periods that are indefinite or begin to expire in 2037. The state net operating loss carryforwards have carryforward periods that are indefinite or have various expirations. The Company has no uncertain tax positions as of June 30, 2024.

Note 9. Major Customers

During the fiscal year ended June 30, 2024, more than 10% of the Company's total net sales were generated from the following customers:

	2024
Customer A	$ 4,231,329
Customer B	4,115,309
Customer C	4,109,881

Note 10. Common Stock and Common Stock Equivalents

The Company maintains an equity incentive plan for the benefit of employees. On December 3, 2018, the shareholders approved the 2018 equity incentive plan ("2018 Equity Plan"), setting aside 120,000 shares of common stock. On December 10, 2020, the shareholders approved a new 2020 equity incentive plan ("2020 Equity Plan"), setting aside 200,000 shares of common stock. Shares remaining available under the 2018 Equity Plan are eligible for use under the 2020 Equity Plan. Incentive and nonqualified stock options, restricted common stock, stock appreciation rights, and other share-based awards may be granted under the plans including performance-based awards. As of June 30, 2024, 194,451 shares of common stock (including shares previously available under the 2018 Equity Plan) remained authorized and reserved for issuance, but were not granted under the terms of the 2020 Equity Plan.

For the year ended June 30, 2024, the Company granted 20,000 shares of restricted common stock to directors in connection with compensation agreements and 11,633 shares to employees. For the year ended June 30, 2023, the Company granted 10,000 shares of restricted common stock to directors in connection with compensation arrangements and 26,048 shares to employees.

The Company did not grant any options for the purchase of shares of common stock under its equity incentive plans during fiscal years 2024 and 2023, respectively.

The following table summarizes the Company's stock option activity during the reported fiscal years:

	2024			2023	
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Number of shares	Weighted average exercise price
Options outstanding at beginning of the year	28,000	$7.80	3.75 years	28,000	$7.80
Options granted	-	n/a		-	n/a
Options canceled or expired	28,000	n/a		-	n/a
Options outstanding at end of the year	-	n/a	n/a	28,000	$7.80
Options exercisable at end of the year	-	n/a		22,250	$8.26
Range of exercise prices at end of the year		n/a			$ 4.65 - 13.50

The Company recognized $1,637 and $131,336 in stock-based compensation for the years ended June 30, 2024 and 2023, respectively, which is included in selling, general, and administrative expenses in the consolidated statements of operations. The stock-based compensation includes amounts for both restricted stock and stock options.

As of June 30, 2024, there is no unrecognized stock-based compensation cost that is expected to be expensed over the next two years.

No options were exercised during fiscal years 2024 and 2023. The aggregate intrinsic value of the outstanding options as of both June 30, 2024 and 2023 was $0.

Note 11. Convertible Preferred Stock and Common Stock Warrants

As of June 30, 2024, the Company had issued and outstanding a total of 1,992,000 shares of Series A 8% Convertible Preferred Stock ("Series A Preferred") and 1,359,000 shares of Series B Convertible Preferred Stock ("Series B Preferred"). The Series A Preferred and Series B Preferred are convertible into a total of 670,200 shares of common stock. Dividends payable on these preferred shares accrue at the rate of 8% per year and are payable quarterly in stock or cash at the option of the Company. The Company generally pays the dividends on the preferred stock by issuing shares of our common stock. The formula for paying these dividends using common stock in lieu of cash can change the effective yield on the dividend to more or less than 8% depending on the market price of the common stock at the time of issuance. Certain redemption rights are attached to the Series A Preferred and Series B Preferred, but none of the redemption rights for cash are deemed outside the control of the Company. The redemption rights deemed outside the control of the Company require common stock payments or an increase in the dividend rate. The Series A Preferred and Series B Preferred includes a liquidation preference under which investors would receive cash equal to the stated value of their stock plus unpaid dividends. A forced conversion can be initiated based on a formula related to share price and trading volumes.

As of June 30, 2024, the Company had no warrants to issued and outstanding. During the year ended June 30, 2024 a total of 280,001 warrants expired.

In connection with each of the issuances of the Series A Preferred, the Series B Preferred and the Series C Preferred, the Company recorded a deemed dividend related to a beneficial conversion feature, which reflects the difference between the underlying common share value of the Series A Preferred, the Series B Preferred, and the Series C Preferred shares as if converted, based on the closing price of the Company's common stock on the date of the applicable transaction, less an amount of the purchase price assigned to the Series A Preferred, the Series B Preferred or the Series C Preferred, as applicable, in an allocation of purchase price between the preferred shares and common stock purchase warrants that were issued with the Series A Preferred, the Series B Preferred and the Series C Preferred.

The Company chose to pay preferred stock dividends by issuing common shares valued at $730,873 in fiscal year 2024 and $690,976 in fiscal year 2023. At June 30, 2024, there was $158,906 in accrued dividends payable for the quarter ended June 30, 2024, which were paid by issuing 575,745 shares of common stock in July 2024.

In case of liquidation, dissolution or winding up of the Company, preferred stock has preferential treatment beginning with the Series A Preferred, then the Series B Preferred. After preferential amounts, if any, to which the holders of preferred stock may be entitled, the holders of all outstanding shares of common stock shall be entitled to share ratably in the remaining assets of the Company. The liquidation preference is as follows:

	Shares Designated	Shares Outstanding	Liquidation Value/ Preference
Series A Preferred	2,000,000	1,992,000	$ 4,980,000
Series B Preferred	1,800,000	1,359,000	3,397,500

In case of certain change in control transactions, , and certain other triggering events identified in Section 9 the Certificates of Designations, Preferences, and Rights of the Series A and Series B Preferred Stock, holders of Series A and Series B Preferred Stock have the right to require the Company to redeem their shares of such preferred stock at a redemption price equal to 130% of the stated value of the shares. The aggregate redemption payment that would result from a triggering event, assuming full exercise of such redemption rights by the holders of the Series A and Series B Preferred Stock, is as follows:

	Shares Designated	Shares Outstanding	Triggering Redemption Value
Series A Preferred	2,000,000	1,992,000	$ 6,474,000
Series B Preferred	1,800,000	1,359,000	4,416,750

Note 12. Employee Benefit Plan

The Company has deferred savings plans which qualify under Internal Revenue Code Section 401(k). The plans covers all employees of Dynatronics Corporation who are age 21 or older. For fiscal year 2024 and 2023, the Company made matching contributions of 50% of the first 6% of each employee's contribution up to a maximum of $3,000, with a four-year vesting schedule. Contributions to the plan for fiscal years 2024 and 2023 were $73,112 and $241,139, respectively. Matching contributions for future years are at the discretion of the Board of Directors.

Note 13. Liquidity and Capital Resources

As of June 30, 2024, the Company had $483,918 in cash and cash equivalents, compared to $398,797 as of June 30, 2023. The Company believes that its existing revenue stream, cash flows from consolidated operations, and current capital resources provide sufficient liquidity to fund operations through at least September 30, 2025.

To fully execute on its business strategy of acquiring other entities, the Company will need to raise additional capital. Absent additional financing, the Company may have to curtail its current acquisition strategy.

As discussed in Note 5, on August 1, 2023, the Company entered into a Loan and Security Agreement which is expected to provide additional operating capital to the Company.

Note 14. Revenue

As of June 30, 2024 and 2023, the rebate liability was $263,959 and $191,459, respectively. The rebate liability is included in accrued expenses in the accompanying consolidated balance sheets. As of June 30, 2024 and 2023, the allowance for sales discounts was $13,814 and $13,589, respectively. The allowance for sales discounts is included in trade accounts receivable, less allowance for credit losses in the accompanying consolidated balance sheets.

The following table disaggregates revenue by major product category:

| | Year Ended June 30, | |
	2024	**2023**
Physical Therapy and Rehabilitation Products	$ 16,395,499	$ 22,056,592
Orthopedic Soft Bracing Products	16,055,785	18,450,062
Other	82,681	102,718
	$ 32,533,965	$ 40,609,372

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information that is required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial and accounting officer), as appropriate, to allow timely decisions regarding any required disclosure. In designing and evaluating these disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of June 30, 2024. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of June 30, 2024, our disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and is (b) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, management used the criteria that have been set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework (2013)*. Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting as of June 30, 2024 is effective.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting since we are a smaller reporting company under the rules of the SEC. Management's report was not subject to attestation by our registered public accounting firm pursuant to an exemption for non-accelerated filers set forth in Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the fiscal quarter ended June 30, 2024, none of our directors or officers informed us of the adoption, modification or termination of a "Rule 10b-5 trading arrangement" or "non-Rule 10b-5 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers, and Corporate Governance

The information for this Item is incorporated by reference to the definitive proxy statement to be filed no later than 120 days after the close of our last fiscal year, pursuant to Regulation 14A under the Exchange Act.

Item 11. Executive Compensation

The information for this Item is incorporated by reference to the definitive proxy statement to be filed no later than 120 days after the close of our last fiscal year, pursuant to Regulation 14A under the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information for this Item is incorporated by reference to the definitive proxy statement to be filed no later than 120 days after the close of our last fiscal year, pursuant to Regulation 14A under the Exchange Act.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information for this Item is incorporated by reference to the definitive proxy statement to be filed no later than 120 days after the close of our last fiscal year, pursuant to Regulation 14A under the Exchange Act.

Item 14. Principal Accounting Fees and Services

The information for this Item is incorporated by reference to the definitive proxy statement to be filed no later than 120 days after the close of our last fiscal year, pursuant to Regulation 14A under the Exchange Act.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)   **Financial Statements and Schedules**

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K, as indexed below. Financial statement schedules have been omitted since they either are not required, not applicable, or the information is otherwise included.

Index to Financial Statements

(b)   **Exhibit Listing.**

An index of exhibits incorporated by reference or filed with this Annual Report on Form 10-K is provided below.

Exhibit Number	Description of Exhibit	Filing Reference
3.1	Amended and Restated Articles of Incorporation of Dynatronics Corporation	Exhibit 3.1 to Registration Statement on Form S-3 filed January 27, 2017
3.2	Certificate Designating the Preferences, Rights, and Limitations of the Series A 8% Convertible Preferred Stock of the Registrant (Corrected)	Exhibit 3.1 to Current Report on Form 8-K, (File No. 000-12697) filed July 1, 2015
3.3	Certificate Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Dynatronics Corporation	Exhibit 3.1 to Current Report on Form 8-K filed April 4, 2017
3.4	Articles of Amendment to Amended and Restated Articles of Incorporation of Dynatronics Corporation	Exhibit 3.1 to Current Report on Form 8-K filed February 1, 2023
3.5	Amended and Restated Bylaws of Dynatronics Corporation	Exhibit 3.2 to Current Report on Form 8-K filed July 22, 2015
4.1	Specimen Common Stock Certificate	Exhibit 4.1 to Current Report on Form 8-K filed February 1, 2023
4.2	Specimen Series A 8% Convertible Preferred Stock Certificate	Exhibit 4.2 on Registration Statement on Form S-3 (file no. 333-205934) filed July 29, 2015
4.3	Specimen Series B Convertible Preferred Stock Certificate	Exhibit 4.2 on Registration Statement on Form S-3 (file no. 333-217322) filed April 14, 2017
4.4	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934	Filed herewith
10.1	Dynatronics Corporation 2015 Equity Incentive Award Plan and Forms of Statutory and Non-Statutory Stock Option Awards	Exhibit 4.1 to Registration Statement on Form S-8, effective September 3, 2015
10.2	Dynatronics Corporation 2018 Equity Incentive Plan	Appendix A to Definitive Proxy Statement on Schedule 14A filed October 10, 2018
10.3	Master Supply Agreement between Dynatronics Corporation and Ascentron, Inc., effective March 1, 2020	Exhibit 10.3 on Form 10-Q filed May 14, 2020
10.4	Equity Distribution Agreement, dated as of March 12, 2020, by and among Dynatronics Corporation, Canaccord Genuity LLC and Roth Capital Partners, LLC	Exhibit 1.1 to Current Report on Form 8-K filed March 13, 2020
10.5	Amendment 1 to Equity Distribution Agreement, dated as of September 27, 2021, by and among Dynatronics Corporation, Canaccord Genuity LLC and Roth Capital Partners, LLC	Exhibit 10.6 on Form 10-K filed September 28, 2023
10.6	Master Service Agreement with Milestone Medical Outsourcing, LLC, effective July 8, 2020	Exhibit 10.16 to Form 10-K filed September 24, 2020
10.7	Dynatronics Corporation 2020 Equity Incentive Plan	Appendix A to Definitive Proxy Statement on Schedule 14A filed October 27, 2020
10.8	Milestone Medical Master Service Agreement 90-day Termination	Exhibit 10.1 on Form 10-Q filed November 12, 2021
10.9	Lease Agreement, dated as of October 2, 2017, by and between Dynatronics Corporation and Trapp Road Limited Liability Company	Exhibit 10.2 to Current Report on Form 8-K filed October 6, 2017
10.10	Lease Agreement, dated as of March 1, 2017, between Hausmann Industries, Inc. and Hausmann Enterprises, LLC	Exhibit 10.1 to Form 10-Q filed May 11, 2023
10.11	Amendment to Lease Agreement dated as of January 2018 between Hausmann Industries, Inc. and Hausmann Enterprises, LLC	Exhibit 10.1 to Form 10-Q filed May 11, 2023
10.12	Second Amendment to Lease Agreement dated effective as of April 1, 2023 between Hausmann Industries, Inc. and Hausmann Enterprises, LLC	Exhibit 10.1 to Current Report on Form 8-K filed April 6, 2023
10.13	Third Amendment to Lease Agreement dated as of September 18, 2023 between Hausmann Industries, Inc. and Hausmann Enterprises, LLC	Exhibit 10.15 on Form 10-K filed September 28, 2023
10.14	First Amendment to Lease Agreement dated effective as of April 10, 2024 between Trapp Road Limited Liability Company and Trapp Road Limited Liability Company	Filed herewith
10.15	Second Amendment to Lease Agreement dated effective as of August 27, 2024 between Trapp Road Limited Liability Company and Trapp Road Limited Liability Company	Filed herewith
10.16	Loan and Security Agreement, dated as of August 1, 2023, by and among Dynatronics Corporation, Hausmann Enterprises LLC, Bird & Cronin LLC, Dynatronics Distribution Company, LLC and Gibraltar Business Capital, LLC	Exhibit 10.1 to Current Report on Form 8-K filed August 4, 2023
10.17	Employment Agreement between the Company and Brian D. Baker, effective as of October 1, 2023	Exhibit 10.1 to Current Report on Form 8-K filed October 2, 2023
10.18	Consulting Agreement between the Company and JKrier LLC, effective as of October 1, 2023	Exhibit 10.2 to Current Report on Form 8-K filed October 2, 2023

Exhibit Number	Description of Exhibit	Filing Reference
10.19	Employment Agreement between the Company and Gabe Ellwein, effective as of October 30, 2023	Exhibit 10.1 to Current Report on Form 8-K filed October 30, 2023
10.20	Form of Indemnification Agreement	Exhibit 10.1 to Form 10-Q filed February 7, 2024
10.21	Change in Control Agreement between Dynatronics Corporation and Brian D. Baker dated March 20, 2024	Exhibit 10.1 to Current Report on Form 8-K filed March 20, 2024
21	Subsidiaries of the registrant	Filed herewith
23.1	Consent of Tanner LLC	Filed herewith
31.1	Certification under Rule 13a14(a)/15d14(a) of principal executive officer	Filed herewith
31.2	Certification under Rule 13a-14(a)/15d-14(a) of principal financial officer	Filed herewith
32.1	Certification under Section 906 of the SarbanesOxley Act of 2002 (18 U.S.C. Section 1350) of principal executive officer	Filed herewith
32.2	Certification under Section 906 of the SarbanesOxley Act of 2002 (18 U.S.C. Section 1350) of principal financial officer	Filed herewith
97	Dynatronics Corporation Clawback Policy	Filed herewith
101.INS**	Inline XBRL Instance Document – the instance document does not appear in the Interactive Date File because its XBRL tags are embedded with the Inline XBRL document	
101.SCH**	Inline XBRL Taxonomy Extension Schema Document	
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document	
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document	
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

** Pursuant to Regulation S-T, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNATRONICS CORPORATION

Date: September 24, 2024

By: /s/ Brian D. Baker

Brian D. Baker
President, Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: September 24, 2024

By: /s/ Brian D. Baker

Brian D. Baker
President, Chief Executive Officer
(Principal Executive Officer)

/s/ Gabe Ellwein

Chief Financial Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Brian M. Larkin

Brian M. Larkin
Director

/s/ David B. Holtz

David B. Holtz
Director

/s/ Andrew Hulett

Andrew Hulett
Director

/s/ Erin S. Enright

Erin S. Enright
Director Chairperson

/s/ R. Scott Ward, Ph.D.

R. Scott Ward, Ph.D.
Director

EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Dynatronics Corporation (the "Company") that are registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). This description also summarizes relevant provisions of the Utah Revised Business Corporation Act (the "Act") applicable to such securities. The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the Act and our Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation") and our Amended and Restated Bylaws, as amended (the "Bylaws"), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this Exhibit 4.8 is filed as an exhibit. We encourage you to read the Articles of Incorporation and Bylaws and the applicable provisions of the Act for additional information.

The Company's authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 50,000,000 shares of preferred stock, no par value per share.

Listing

Our common stock is quoted on the OTCQB Venture Market under the symbol "DYNT."

Voting Rights

The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the shareholders and do not have any cumulative voting rights. Unless otherwise required by Utah law, once a quorum is present, matters presented to shareholders, except for the election of directors, will be approved by a majority of the votes cast. The election of directors is determined by a plurality of the votes cast. Shareholders are not entitled to cumulative voting. Cumulative voting is a system for electing directors whereby a shareholder is entitled to multiply the number of securities held by the number of directors to be elected and cast the total number of votes for a single candidate or a select few candidates.

Dividends

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors (the "Board") out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we issue.

Liquidation Rights

In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we issued, or may issue in the future, of amounts to which they are preferentially entitled, the holders of common stock will be entitled to share ratably in the distribution of assets to the shareholders.

Absence of Other Rights

There are no cumulative, subscription or preemptive rights to subscribe for any additional securities, which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to the common stock. The rights of holders of common stock are subject to the rights, privileges, preferences and priorities of any class or series of preferred stock. In addition, we are restricted from making distributions, paying dividends and redeeming the common stock and making similar payments with respect to junior securities at any time that we are not in compliance with our obligations under the applicable designations of the rights, preferences and limitations of any outstanding series of preferred stock.

Our Articles of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his or her shares of our common stock.

Anti-takeover Effects of our Articles of Incorporation and Bylaws

Undesignated Preferred Stock

Our Articles of Incorporation provide that our Board may issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board. Our preferred stock could be issued quickly and utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or making removal of management more difficult.

Shareholder Meetings

Our Bylaws provide that a special meeting of shareholders may be called only by our president or board of directors, or by the holders of not less than one-tenth (1/10) of all outstanding votes of the Company entitled to be cast at the meeting.

Shareholders Not Entitled to Cumulative Voting

Our Articles of Incorporation do not permit shareholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Utah Control Shares Acquisitions Act

The Utah Control Shares Acquisitions Act (the "Control Shares Act") provides that any person or entity that acquires "control shares" of an "issuing public corporation" in a "control share acquisition" is denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the issuing public corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation for the Control Shares Act, would bring its voting power following such acquisition within any of the following three ranges of all voting power of the issuing public corporation: (i) 1/5 or more but less than 1/3; (ii) 1/3 or more but less than a majority; or (iii) a majority or more. An "issuing public corporation" is any Utah corporation that (a) has 100 or more shareholders, (b) has its principal place of business, principal office or substantial assets within the State of Utah and (c) has more than 10% of its shareholders resident in the State of Utah, more than 10% of its shares owned by Utah residents, or 10,000 shareholders resident in the State of Utah. A "control share acquisition" is generally defined as the direct or indirect acquisition (including through a series of acquisitions) of either ownership or voting power associated with issued and outstanding control shares.

Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by resolution approved by each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all interested shares. The acquiring person may file an "acquiring person statement" with the issuing public corporation setting forth the number of shares of the issuing public corporation owned (directly or indirectly) by the acquiring person and each other member of the group and certain other specified information. Upon delivering the statement together with an undertaking to pay the issuing public corporation's expenses of a special shareholders' meeting, the issuing public corporation is required to call a special shareholders' meeting for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control shares acquisition. If no request for a special meeting is made, the voting rights to be accorded the control shares are to be presented at the issuing public corporation's next special or annual meeting of shareholders. If either (i) the acquiring person does not file an acquiring person statement with the issuing public corporation or (ii) the shareholders do not vote to restore voting rights to the control shares, the issuing public corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiring person at fair market value. Our Restated Articles and Bylaws do not currently provide for such a redemption right. Unless otherwise provided in the articles of incorporation or bylaws of an issuing public corporation, all shareholders are entitled to dissenters' rights if the control shares are accorded full voting rights and the acquiring person has obtained majority or more control shares. Our Restated Articles and Bylaws do not currently deny such dissenters' rights.

The directors or shareholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the corporation's articles of incorporation or bylaws. To be effective, such an exemption must be adopted prior to the control shares acquisition. We have not yet taken any such action.

The provisions of the Control Shares Act may discourage individuals or entities interested in acquiring a significant interest in or control of us.

EXHIBIT 10.14

FIRST AMENDMENT TO LEASE AGREEMENT

This FIRST AMENDMENT TO LEASE AGREEMENT (the "First Amendment") is made this <u>10th day of April</u> 2024, between Trapp Road Limited Liability Company, a Minnesota limited liability company ("Landlord"), with an address at 4825 West 94th Street, Bloomington, MN 55437 and Dynatronics Corporation ("Tenant"), with an address at 1200 Trapp Road, Eagan, MN 55121.

RECITALS

WHEREAS, Landlord and Tenant entered into a three year Lease dated October 2, 2017 (the "Lease") for office, warehouse and light manufacturing space located at 1200 Trapp Road in the City of Eagan, Minnesota (the "Premises"), all as more particularly described in the Lease, and

WHEREAS, Tenant exercised their first and second option to renew the term of the original Lease (each for two years) until October 1, 2024 and requested that Landlord provide an additional option to renew the term of the Lease beyond October 1, 2024.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which each party hereby acknowledges, the parties mutually agree as follows:

1. **Term and Base Rent**. Article 2.1, Article 2.2, Article 2.3 and Article 2.4 of the Lease shall be replaced with the following:

2.1.   Term. Tenant shall have one new extension to extend the term of the Lease beyond October 1, 2024 until April 1, 2025 (Third Renewal Term). Tenant exercises such Third Renewal Term as of the date of this First Amendment. The Initial Term and, if applicable, each Renewal Term shall be referred to herein as the "Term."

During the Third Renewal Term, both parties may cancel this Lease with 90 days written advance notice to the other party which is effective the first of the month following such 90 day notice.

2.2.   Base Rent. The annual base rent during the Third Renewal Term of this Lease shall be $52,000 per month.

Lease Period	Monthly Base Rent	6 Months Base Rent
10/1/24 to 4/1/25 (Third Renewal Term)	$52,000	$312,000

2.3   Holding Over. If Tenant remains in possession of the Premises after the expiration of the Term, with or without Landlord's acquiescence and without any express agreement of the parties, Tenant shall be a holdover tenant at One Hundred Fifty percent (150%)

of the Base Rent in effect at the end of the Term for the first month of holdover, and Two Hundred percent (200%) of the Base Rent in effect at the end of the Term hereafter.

2.4 Payment of Base Rent or Additional Rent; Late Charge. Tenant shall pay base rent and additional rent to Landlord, without the necessity for demand on the first business day of each and every month during the term hereof at Landlord's address set forth in the caption of this Lease, or such other place as Landlord may from time to time designate in writing. If base rent, additional rent or any other sums due hereunder, if any, is not received by Landlord by the fifth (3rd) day of the month in which due, a late charge equal to five (15%) of the amount due shall be assessed and be immediately due and payable.

3. **Tenant to Surrender Premises in Good Condition**. In accordance with section 2.5 of the Lease, Tenant agrees to pay Landlord the sum of $8,000 for their removal of the custom entryway desk system. Such payment will be made to Landlord on or before 6/1/2024. The parties also agree to a walkthrough before 6/1/2024 to determine if any other damage exists to the Premises.

4. **Reaffirmation of Terms**. Except as expressly modified herein, all of the terms, covenants and provisions of the Lease are hereby confirmed and ratified and shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this instrument as of the day and year first above written.

LANDLORD:	**TENANT:**
Trapp Road Limited Liability Company	**Dynatronics Corporation**
By: [signature]	By: [signature]
Its: President	Its: CEO

EXHIBIT 10.15

SECOND AMENDMENT TO LEASE AGREEMENT

This SECOND AMENDMENT TO LEASE AGREEMENT ("Second Amendment") dated the 27th day of August, 2024 ("Effective Date"), is made by and between Trapp Road Limited Liability Company, a Minnesota limited liability company, ("Landlord"), and Dynatronics Corporation, a Utah corporation ("Tenant"). Landlord and Tenant may hereinafter collectively be referred to as the "Parties" or individually as a "Party."

RECITALS

WHEREAS, Landlord and Tenant entered into that certain Lease Agreement dated October 2, 2017, as amended by that First Amendment to Lease Agreement dated April 10, 2024 (collectively, the "Lease") for office, warehouse and light manufacturing space located at 1200 Trapp Road in the City of Eagan, Minnesota (the "Premises"), all as more particularly described in the Lease; and

WHEREAS, the Parties desire to amend the Lease pursuant to the terms of this Second Amendment and set forth their respective rights and obligations regarding the desired amendment to the Lease in this instrument.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1. **Definitions.** Capitalized terms used but not defined herein, have the meanings ascribed to them in the Lease.

2. **Term and Base Rent.** Article 2.1 and Article 2.2 of the Lease are deleted in their entirety and replaced with the following:

    2.1   Term. Tenant shall have one extension to extend the term of the Lease beyond October 1, 2024 until December 31, 2025 ("Third Renewal Term"). Tenant hereby exercises such Third Renewal Term effective as of the date of this Second Amendment. The Initial Term and, if applicable, each Renewal Term shall be referred to herein as the "Term."

    Notwithstanding anything in the Lease to the contrary, Tenant does not have any further right to extend the term of the Lease.

    2.2   Base Rent. The monthly base rent during the Third Renewal Term of this Lease shall be as follows:

Lease Period	Monthly Base Rent
October 1, 2024 - December 31, 2025	$54,000

3.   **No Early Termination.** Landlord and Tenant acknowledge that any right of the Landlord or Tenant to terminate the Lease early upon 90 days written advance notice is hereby deleted and of no further force or effect.

4.   **Broker Commissions.** The parties acknowledge that there are no brokerage commissions due and payable in connection with the execution of this Second Amendment. Each party will indemnify and defend the other party against, and hold the other party harmless from any claims, demands, losses, liabilities, lawsuits, judgments and costs and expenses (including reasonable attorneys' fees) with respect to any leasing commission or equivalent compensation alleged to be owing in connection with this Second Amendment on account of the indemnifying party's dealings with any real estate broker or agent.

5.   **Contingency.** Landlord and SJ Properties Trapp Road, LLC, a Minnesota limited liability company ("Buyer") have entered into that certain Purchase Agreement dated June 11, 2024, as amended by that certain First Amendment to Purchase Agreement dated July 11, 2024, Second Amendment to Purchase Agreement dated July 29, 2024, Third Amendment to Purchase Agreement dated August 5, 2024, and Fourth Amendment to Purchase Agreement dated August 14, 2024 (collectively, the "Purchase Agreement"). This Second Amendment is contingent upon consent of the Buyer to the terms of this Second Amendment.

6.   **Sublease.** Landlord acknowledges that Tenant is subleasing a portion of the Premises to Buyer. Landlord hereby consents to such sublease between Tenant and Buyer. Any further subleasing by Tenant of the Premises shall remain subject to the terms of the Lease.

7 .   **Full Force and Effect.** Except as modified herein, the original terms of the Lease shall remain in full force and effect.

8.   **Governing Law.** This Second Amendment shall be governed by and construed in accordance with the laws of the State in which the Premises is located.

9.   **Counterparts.** This Second Amendment may be executed in counterparts, each of which shall be deemed an original, but such counterparts, when taken together, shall I constitute one agreement. The Parties hereto consent and agree that this Second Amendment may be signed and/or transmitted by e-mail of a .pdf document or using electronic signature technology (e.g. via DocuSign or similar electronic signature technology), and that such signed electronic record shall be valid and as effective to bind the Party as signing as a paper copy bearing such Party's handwritten signature. The Parties further consent and agree that (i) to the extent a Party signs this Second Amendment using electronic signature technology, by clicking "SIGN", such Party is signing this Second Amendment electronically, and (ii) the electronic signatures appearing on this Second Amendment shall be treated, for purposes of validity, enforceability and admissibility, the same as handwritten signatures.

10.   **Recitals and Exhibits.** The recitals in the preamble to this Second Amendment are incorporated herein by reference and made a part of this Second Amendment.

IN WITNESS WHEREOF, Landlord and Tenant have caused these presents to be executed in form and manner sufficient to bind them at law, as of the day and year first above written.

[Signatures on following page.]

SIGNATURE PAGE TO
SECOND AMENDMENT TO
LEASE AGREEMENT

LANDLORD:

Trapp Road Limited Liability Company

Signed by:

B 696______

Its: Treasurer

TENANT:

Dynatronics Corporation

By:__________________________________

Its: ________________________________

CONSENT:

The undersigned hereby consents to the terms of the foregoing Second Amendment.

SJ Properties Trapp Road, LLC

By:__________________________________

Its: ________________________________

4893-3218-5565, v. 1

**SIGNATURE PAGE TO
SECOND AMENDMENT TO
LEASE AGREEMENT**

LANDLORD:

Trapp Road Limited Liability Company

By: ______________________________

Its: ______________________________ __

TENANT:

Dynatronics Corporation

By: [signature]

Its: President & CEO

CONSENT:

The undersigned hereby consents to the terms of the foregoing Second Amendment.

SJ Properties Trapp Road, LLC

By: ______________________________ __

Its: ______________________________ __

4893-3218-5565, v. 1

SIGNATURE PAGE TO
SECOND AMENDMENT TO
LEASE AGREEMENT

LANDLORD:

Trapp Road Limited Liability Company

By:_____ __

Its: ....

TENANT:

Dynatronics Corporation

By:_____ __

Its: _____ __

CONSENT:

The undersigned hereby consents to the terms of the foregoing Second Amendment.

SJ Properties Trapp Road, LLC

By:_____

Its: <u>President</u>

EXHIBIT 21

Dynatronics Corporation
Subsidiaries

Dynatronics Corporation has the following wholly-owned subsidiaries:

(1)Hausmann Enterprises, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2016; and

(2)Bird & Cronin, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2017.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-258883, 333-233952 and 333-206760) and on Form S-3 (Nos. 333-220959, as amended, 333-205934, as amended, 333-215800, as amended, and 333-217322, as amended) of Dynatronics Corporation of our report dated September 24 2024, relating to our audit of the June 30, 2024 consolidated financial statements, which appears in this Annual Report on Form 10-K of Dynatronics Corporation.

/s/ Tanner LLC

Salt Lake City, Utah
September 24, 2024

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian D. Baker, certify that:

1. I have reviewed this Annual Report on Form 10-K of Dynatronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 24, 2024   By: /s/ Brian D. Baker
                                                          ─────────────────────────────
                                                          Brian D. Baker
                                                          President, Chief Executive Officer
                                                          (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gabe Ellwein, certify that:

1. I have reviewed this Annual Report on Form 10-K of Dynatronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 24, 2024

By: /s/ Gabe Ellwein
_____

Gabe Ellwein
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Brian D. Baker, the Chief Executive Officer hereby certify, that, to my knowledge:

(1) The Annual Report on Form 10-K for the period ended June 30, 2024 (the "Report") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 24, 2024

By: /s/ Brian D. Baker
_____

Brian D. Baker
President, Chief Executive Officer
(Principal Executive Officer)

[A signed original of this written statement required by Section 906 has been provided to Dynatronics Corporation and will be retained by Dynatronics Corporation and furnished to the Securities and Exchange Commission or its staff upon request.]

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Gabe Ellwein, the Chief Financial Officer hereby certify, that, to my knowledge:

(1) The Annual Report on Form 10-K for the period ended June 30, 2024 (the "Report") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 24, 2024   By: /s/ Gabe Ellwein

                                                           Gabe Ellwein
                                                           Chief Financial Officer
                                                           (Principal Financial Officer and Principal Accounting
                                                           Officer)

[A signed original of this written statement required by Section 906 has been provided to Dynatronics Corporation and will be retained by Dynatronics Corporation and furnished to the Securities and Exchange Commission or its staff upon request.]

EXHIBIT 97

DYNATRONICS CORPORATION
CLAWBACK POLICY

Introduction

  The Board of Directors (the "**Board**") of Dynatronics Corporation (the "**Company**") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "**Policy**"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "**Exchange Act**") and Nasdaq Listing Rule 5608 (the "**Clawback Listing Standards**").

Administration

  This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

  This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the Clawback Listing Standards, and such other employees who may from time to time be deemed subject to the Policy by the Board ("**Covered Executives**").

Recoupment; Accounting Restatement

  In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statement that is material to the previously issued financial statements or the would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

  For purposes of this Policy, Incentive Compensation means any of the following, provided that such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

- Annual bonuses and other short- and long-term cash incentives.

- Stock options.

- Stock appreciation rights.

- Restricted stock.

- Restricted stock units.

- Performance shares.

- Performance units.

Financial reporting measures include:

- Company stock price.

- Total shareholder return.

- Revenues.

- Net income.

- Earnings before interest, taxes, depreciation, and amortization (EBITDA).

- Funds from operations.

- Liquidity measures such as working capital or operating cash flow.

- Return measures such as return on invested capital or return on assets.

- Earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, without regard to any taxes paid by the Covered Executive in respect of the Incentive Compensation paid based on the erroneous data.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a)   requiring reimbursement of cash Incentive Compensation previously paid;

(b)   seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c)   offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)   cancelling outstanding vested or unvested equity awards; and/or

(e)   taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission, and the Clawback Listing Standards.

Effective Date

This Policy shall be effective as of October 2, 2023 (the "**Effective Date**") and shall apply to Incentive Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive Compensation was approved, awarded or granted to Covered Executives prior to the Effective Date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with the Clawback Listing Requirements and any other rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights; Relationship to Other Plans and Arrangements

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of this Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of the Policy shall govern.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.